FORM 6–K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a–16 or 15d–16

of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001–09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491–459–3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20–F or Form 40–F:

Form 20–F	X	Form 40–F

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6–K in paper as permitted by Regulation S–T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number 65

1.	Quarterly results of Telefónica Group: January – March 2005

This document is incorporated by reference in the prospectus filed by Telefonica, S.A. pursuant to Rule 424(b)(3) in connection with the merger of Terra Networks, S.A. with and into Telefonica, S.A., file number 333-123162.

Quarterly results

January–March 2005

TABLE OF CONTENTS

Telefónica Group

Market Size

Financial Highlights

Consolidated Results

Financial Data

RESULTS BY BUSINESS LINES

Fixed Line Business

        Telefónica de España Group

        Telefónica Latinoamérica Group

Mobile Business

Other Business

        Directories Business

        Terra Networks Group

        Atento Group

        Content and Media Business

        Telefónica Deutschland Group

AddendA

Companies included in each Financial Statement

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

This document contains financial information/data reported under IFRS. These data are preliminary, as only full compliance with International Financial Reporting Standards issued at 31/12/2005 is required, unaudited, and thus, being subject to potential future modifications. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 full year consolidated financial statements and, consequently, does not represent a complete and final information under these regulations. In addition, the IFRS financial information contained herein may not be comparable to financial information published by Telefónica that was prepared under Spanish GAAP.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish–language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in International Financial Reporting Standards (IFRS). Certain accounting practices applied by the Group that conform with generally accepted accounting principles in IFRS may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	January – March

	2005	2004	% Chg

Fixed telephony accesses (1)	37,713.9	37,410.4	0.8
Internet and data accesses	11,400.8	9,870.4	15.5
Narrowband	5,551.3	6,206.4
Broadband	5,214.1	3,203.9
ADSL (2)	4,847.8	2,981.1
Retail (3)	3,524.9	2,251.2
Other accesses (4)	635.5	460.2
Unbundled loops (5)	193.4	24.1
Pay TV	441.4	384.7	14.7
Cellular accesses (6)	81,438.2	54,192.4	50.3
Total Accesses	130,994.2	101,857.9	28.6

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access x30; 2/6 Access. Company’s accesses for internal use included.
(2) T Deutschland’s connections resold on a retail basis and Cable Modem in Peru included.
(3) TdE Retail includes satellite. TASA Retail includes ISP in the north part of the country.
(4) Cable modem El Salvador, WiFi clients, satellite Latam, fiber and leased circuits included.
(5) Includes fully unbundled loops and shared loops.
(6) Since the cancellation of Movistar Puerto Rico's management contract in September 2004 , its subscriber base is excluded from the Group subscriber base.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of the Telefónica Group 2005 first quarter results are the following:

  Solid operating growth, with revenues increasing by 16.7% from the first quarter of 2004:

  Improvement through all business lines, with the cellular business (+34.6%), Telefónica de España Group (+6.0%) and Telefónica Latinoamérica Group (+4.5%) standing out.

  Both Operating Income before D&A (OIBDA) and Operating Income (OI) increased by 16.2% and 25.5%, respectively, from January–March 2004.

  Organic1 growth in Revenues, OIBDA and OI would have been +9.2%, +9.5% and 21.3%, respectively.

  Strong growth in the cash generation coupled with profitability, despite intense commercial efforts:

  Operating free cash flow (OIBDA–CapEx) reached 2,670.7 million euros, with a year–on–year increase of 15.2%.

  Consolidated OIBDA margin of 41.2% vs. 41.4% a year ago.

  Consolidated net income of 912.2 million euros, 35.9% more than the one obtained the previous year:

  Earnings per share amounted to 0.184 euros as of March 2005, in comparison with 0.135 euros in the first three months of 2004.

  Total accesses reached 131.0 millions (+28.6% year–on–year), reflecting the strong commercial activity:

  Cellular accesses increased by 50.3% to 81.4 million.

  Retail ADSL accesses amounted to 3.5 million from 2.3 million a year ago.

1 Assuming constant exchange rates and includes the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panamá, Perú, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from 1 January 2004.

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

The results of the Telefónica Group during the first quarter of 2005 were characterized by the solid growth and profitability of operations despite the intense commercial activity (revenues up 16.7% and Operating Income before D&A up 16.2%), and the higher operating cash flow generated (OIBDA–CapEx up 15.2%). As a result, net income amounted to 912.2 million euros, up 35.9% in relation to the same period of 2004.

As of 31st March, 2005, Telefónica Group had 131.0 million of total accesses (fixed telephony accesses, Internet and data accesses, Pay TV and cellular accesses), 28.6% more than in March 2004. If we include the Cesky Telecom´s accesses, total accesses would amount to 140.0 million.

Cellular accesses were the highest contributor to this evolution, ending the quarter with a managed customer base of 81.4 million (+50.3% year–on–year), adding 3 million new customers in the first quarter 2005. Of the total customer base, 59.1 million corresponded to the Latin American operators, 19.1 million to Telefónica Móviles España and 3.2 million to Medi Telecom (Morocco).

Retail ADSL accesses in Spain and Latin America totaled 3.5 million as of March 31st, 2005, a year–on–year growth of 56.6%. Telefónica Group retail ADSL acceses in Spain totaled 2.1 million (+43.2 vs. March 2004), representing an estimated market share of 54.2% of total broadband market. Retail ADSL accesses in Latin America amounted to 1.5 million, compared with 815,268 a year ago. Among Latin America operators, it should be mentioned Telesp , with 880,183 retail ADSL accesses (+69.9% year–on–year).

Revenues amounted to 8,278.8 million euros during the first three months of 2005, a 16.7% increase over the same period of the previous year due to the general growth of all business lines, specially the cellular business, thanks to the incorporation of the Latin American operators acquired to BellSouth. The negative impact of exchange rates deducted only 0.6 percentage points from the revenues growth rate, while variations in the consolidation perimeter added 8.1 percentage points.

By companies, the cellular business, the main contributor to the Group’s growth, registered revenues of 3,675.9 million euros, which was 34.6% higher than that recorded in the first quarter of 2004 (variations in the consolidation perimeter1 accounted for 25.5 percentage points of the growth rate), supported by the positive performance of service revenues (+36%). Likewise, revenues from handset sales also progressed well (+25%). By countries, it’s worth to highlight the solid evolution of operations in Spain, Venezuela, Argentina and Colombia.

1 Includes the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from 1 January 2004.

The Telefónica de España Group, the second largest contributor to the Group’s growth, recorded revenues of 2,842.0 million euros during the first quarter of 2005, 6.0% higher than in January–March of the previous year. This performance in sales is due to the contribution of Broadband revenues (+48.3% year–on–year), driven by the higher ADSL client base, and, to a lesser extent, the contribution of Traditional Business revenues (+4.1% year–on–year).

Revenues from the Telefónica Latinoamérica Group, the third largest contributor to the Group’s growth, amounted to 1,735.2 million euros during the first quarter of this year to record a 4.5% growth in current euros with regard to the same period of the previous year. In constant euros, this increase is reduced to 3.4%, because of the positive effect of the variation in the exchange rates. This variation was primarily due to Telesp and TASA, whose revenues increased by 3.2% and 11.4% respectively in local currency, although the positive progress of TEA and TIWS (+6.1% and +29.5% in constant euros) must also be noted.

By geographic areas at the end of the quarter, Spain accounted for 56.6% of the Group’s revenues, down 5.3 percentage points year–on–year as a result of the increased contribution from Latin America following the acquisition of the BellSouth Latin American operators (39.7% vs. 33.4% at March 31st 2004). In the Latin America region, it´s worth to highlight Venezuela, which accounted for 3.2% of total sales in comparison with the 0.04% a year ago, Colombia (+1.9 percentage points to 2.0%) and Argentina (+1.1 percentage points to 5.0%). Brazil accounted for 16.6%, compared with 17.5% twelve months ago.

Similar to previous quarters, operating expenses reflected the aforementioned commercial efforts in the main business lines and the incorporation of BellSouth assets. Hence, there was a year–on–year increase of 18.2% to total 4,993.6 million euros during the first quarter of 2005. According to the breakdown of expenses, the performance was as follows:

  Supplies expenses grew by 25.2% in relation to January–March 2004 (26.4% excluding the forex effect), primarily due to the purchase of equipment for ADSL and Imagenio services by the Telefónica de España Group and the purchase of handsets and variations in the consolidation perimeter in the cellular business.

  Personnel expenses increased by 2.1% due to the trend in the average workforce. The average workforce for the first three months of the year stood at 176,891 employees, an increase of 27,087 people. This 18.1% growth is due to the sharp increase in the Atento Group workforce (+37.4% year–on–year). Excluding the Atento Group, the workforce grew by 6.8%, because the layoffs carried out at Telefónica de España (2003–2007 Redundancy Program) cannot offset the increase in employees from BellSouth Latin American operators. In addition, a provision of 121.3 million euros associated to the acceptance of 398 layoffs from the 1,750 requests received to join the 2003–2007 Redundancy Program has been accounted for.

  External services grew by 24.8% (+25.5% in constant euros) because of the increased commercial activity, mainly by the Telefónica de España Group, the Telefónica Latinoamérica Group and the cellular business, which was also influenced by the changes in the consolidation perimeter.

Moreover, during the quarter there was a gain on sale of fixed assets for 120.6 million euros (+26.6 million euros on January–March 2004), mainly coming from the capital gains generated by the sale of Infonet, Radio Continental and Radio Estéreo, both belonging to the ATCO Group, together with the capital gain related to real estate disposal.

As a result, the Telefónica Group recorded Operating Income before D&A (OIBDA) of 3,414.7 million euros in the first quarter 2005, 16.2% more than in the same period of 2004. Assuming constant exchange rates and excluding variations in the consolidation perimeter2, the OIBDA would have grown by 9.5%. The Group’s consolidated EBITDA margin was 41.2%, 0.2 percentage points lower than the one registered a year ago.

2 Includes the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panamá, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from 1 January 2004.

By companies, the cellular business is the Group’s biggest contributor to consolidated OIBDA growth, amounting to 1,317.9 million euros in absolute terms to represent 38.6% of total, after growing at a 16.7% rate in comparison with the first three months of 2004. The increase in commercial costs resulting from the operator’s strategic efforts to capture a significant part of the growth in Latin America and to maintain its competitive position in Spain led to a 5.5 percentage point reduction in the cellular business OIBDA margin in relation to January–March 2004 to 35.9%.

At the end of the first quarter, OIBDA at the Telefónica de España Group totaled 1,191.9 million euros (34.9% of consolidated OIBDA), a year–on–year increase of 11.9% over the same period of the previous year. The OIBDA margin stood at 41.9% in March 2005, compared with the 39.7% twelve months earlier.

OIBDA at the Telefónica Latinoamérica Group stood at 852.3 million euros during the first three months of 2005 (25.0% of total OIBDA), recording a year–on–year growth of 17.9% in current euros (16.8% in constant euros). The rationalization of operating expenses by operators resulted in a 5.6 percentage point improvement in the OIBDA margin compared with the January–March 2004 period, standing at 49.1%.

By geographic areas, Spain accounted for 63.1% of the Telefónica Group’s consolidated OIBDA at March 31 2005, 5.6 percentage points less than one year ago due to higher contribution from Latin America (33.6% compared with 29.9% in March 2004) following the acquisition of assets from BellSouth. In this context, the increased contribution from Venezuela (3.1% vs. 0.03% in March 2004) must be noted. Moreover, contributions from Brazil in March 2005 decreased by 1.1 percentage point to stand at 17.7%.

Depreciation and amortization recorded a 6.5% year–on–year growth to stand at 1,526.4 million euros at the end of the first quarter of 2005, primarily as a result of the depreciation and amortization of the cellular business (+41.4%) associated to changes in the consolidation perimeter.

Consolidated operating income (OI) amounted to 1,888.3 million euros during the first three months of the year, 25.5% more than in the same period of the previous year. Changes in the consolidation perimeter2 and in exchange rates added 4.1 percentage points and 0.1 percentage points of growth, respectively.

Financial expenses amounted to 317.7 million euros in the first quarter, including a positive result from forex of 62.8 million euros. As such, the effective cost measured as a percentage of total average debt for the quarter was 4.6% (or 5.5% excluding the positive income from forex). Total financial expenses dropped by 1.2% with regard to those of the first three months of 2004 estimated under IFRS, as the lower costs mostly offset the 17.5% increase in average total debt.

The net free cash flow after CapEx generated by the Telefónica Group amounted to 1,164.8 million euros for the first quarter of the year. Of this, 906.3 million euros were devoted to financial investments (net of divestiture) and 224.0 million euros for net payment for dividends and treasury stock. Including the sum of 39.3 million euros received from the sale of real estate, the free cash flow after dividends available to reduce financial debt stood at 73.8 million euros. Free cash flow stood at 1,355.7 million euros (according to the criteria used at the 3rd and 4th Investor Conferences) prior to payments made to amortize commitments related to headcount reduction plan (and taking into account the almost absence of dividend payments to minority interests during the first quarter).

The Telefónica Group’s net financial debt at the end of March 2005 stood at 23,948.1 million euros. Most of the increase in debt was due to the appreciation of the dollar and the Latin American currencies against the euro throughout the first quarter, which accounted for 292.4 million euros of the increase in debt. Total debt (including guarantees and labour commitments for a total of 3,648.2 million euros) amounted to 27,596.3 million euros, equivalent to 2.0 times OIBDA annualized for the quarter.

The negative results of associated companies recorded a year–on–year reduction of 69.1% in comparison to the first quarter of 2004 to total –9.1 million euros (–29.5 million euros a year before). The lower losses related to Sogecable, IPSE 2000, Medi Telecom and Lycos Europe and the higher stake in Portugal Telecom explain this performance.

The tax provision for the first three months of the year reached 579.9 million euros, even though the cash outflow will be more reduced for the Telefónica Group to the extent that negative tax bases obtained in previous years are offset.

Results attributed to minority interest deducted 69.4 million euros from the Group´s net income for the January–March 2005 period in comparison with the –45.6 million euros of the same period of 2004. The 52.2% growth in this item is justified by the lower losses at Terra Networks Group.

Due to the performance of the above items, net income amounted to 912.2 million euros for the first three months of the year, a 35.9% year–on–year growth.

The Telefónica Group’s CapEx for the first quarter of the year amounted to 744.0 million euros, registering a 20.1% year–on–year increase, due to the higher investments made by the cellular business (+39.7%) and by the Telefónica Latinoamérica Group (+24.3%). In the cellular business, the rise in CapEx was due to the investment in BellSouth operators and the growth in Brazil and Chile. In the Telefónica Latinoamérica Group, higher investments were due to broadband development. Assuming constant exchange rates and excluding variations in the consolidation perimeter3, CapEx would have grown by 13.8% year–on–year. However, it should be noted that there is a strong cyclical component to the investment, so this performance cannot be extrapolated for the full year.

3 Includes the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from 1 January 2004.

TELEFÓNICA GROUP

Financial Data
TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	8,278.8	7,093.4	16.7
Operating income before D&A (OIBDA)	3,414.7	2,937.6	16.2
Operating income (OI)	1,888.3	1,504.7	25.5
Income before taxes	1,561.4	1,153.5	35.4
Net income	912.2	671.4	35.9
Net income per share	0.184	0.135	35.9
Average number of shares (millions)	4,955.9	4,955.9	0.0

TELEFÓNICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME

	Mar 2005	Mar 2004	% Chg	Mar 2005	Mar 2004	% Chg	Mar 2005	Mar 2004	% Chg

Telefónica de España Group	2,842.0	2,680.7	6.0	1,191.9	1,065.0	11.9	622.4	435.7	42.9
Telefónica Latinoamérica Group	1,735.2	1,659.7	4.5	852.3	723.0	17.9	449.6	326.4	37.7
Cellular Business	3,675.9	2,730.0	34.6	1,317.9	1,129.0	16.7	790.3	755.8	4.6
Directories Business	96.2	79.7	20.7	23.9	19.0	26.0	18.1	13.8	31.3
Terra Networks Group	113.0	105.4	7.2	14.3	1.5	n.s.	(5.4)	(22.9)	(76.3)
Atento Group	178.7	134.4	32.9	22.6	19.2	17.8	15.5	9.8	57.8
Content & Media Business	266.5	273.8	(2.6)	45.4	43.7	3.9	38.1	37.3	2.1
Other companies (*)	187.3	189.5	(1.1)	(47.5)	(76.4)	(37.8)	(65.0)	(92.9)	(30.0)
Eliminations	(816.0)	(759.9)	7.4	(6.1)	13.7	c.s.	24.7	41.7	(40.8)
Group Total	8,278.8	7,093.4	16.7	3,414.7	2,937.6	16.2	1,888.3	1,504.7	25.5

(*) OIBDA and Operating Income exclude the variation in investment valuation allowances accounted for by Telefónica S.A. parent company and that are eliminated in consolidation.

TELEFÓNICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Telefónica de España Group	248.5	262.6	(5.4)
Telefónica Latinoamérica Group	127.5	102.6	24.3
Cellular Business	311.4	223.0	39.7
Directories Business	2.4	3.6	(31.6)
Terra Networks Group	2.5	5.1	(50.1)
Atento Group	4.4	2.9	51.5
Content & Media Business	8.8	5.6	58.0
Other companies & Eliminations	38.4	14.2	170.0
Group Total	744.0	619.5	20.1

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	8,278.8	7,093.4	16.7
Internal expenditure capitalized in fixed assets (1)	87.4	88.3	(1.0)
Operating expenses	(4,993.6)	(4,225.4)	18.2
Supplies	(2,114.5)	(1,689.1)	25.2
Personnel expenses	(1,298.1)	(1,271.6)	2.1
Subcontracts	(1,420.4)	(1,138.5)	24.8
Taxes	(160.5)	(126.2)	27.2
Other net operating income (expense)	(74.7)	(42.8)	74.7
Gain (loss) on sale of fixed assets	120.6	26.6	n.s.
Impairment of goodwill and other assets	(3.8)	(2.5)	56.2
Operating income before D&A (OIBDA)	3,414.7	2,937.6	16.2
Depreciation and amortization	(1,526.4)	(1,432.9)	6.5
Operating income (OI)	1,888.3	1,504.7	25.5
Profit from associated companies	(9.1)	(29.5)	(69.1)
Net financial income (expense)	(317.7)	(321.6)	(1.2)
Income before taxes	1,561.4	1,153.5	35.4
Income taxes	(579.9)	(406.6)	42.6
Income from continuing operations	981.6	746.9	31.4
Income (Loss) from discontinued operations	0.1	(29.9)	c.s.
Minority interest	(69.4)	(45.6)	52.2
Net income	912.2	671.4	35.9

Average number of shares (millions)	4,955.9	4,955.9	0.0
Net income per share	0.184	0.135	35.9

(1) Including work in process.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	March

	2005	2004	% Chg

Non–current assets	49,725.7	46,999.4	5.8
Intangible assets	5,914.9	4,848.7	22.0
Goodwill	6,656.4	4,131.3	61.1
Property, plant and equipment and Investment property	23,416.2	24,016.6	(2.5)
Long–term financial assets and other non–current assets	4,959.4	4,729.8	4.9
Deferred tax assets	8,778.8	9,272.9	(5.3)
Current assets	11,362.3	10,978.1	3.5
Inventories	718.1	437.0	64.3
Trade and other receivables	6,311.5	5,555.4	13.6
Current tax receivable	1,208.9	861.6	40.3
Short–term financial investments	2,063.5	3,550.0	(41.9)
Cash and cash equivalents	1,048.8	571.2	83.6
Non–current assets classified as held for sale	11.4	2.8	304.1

Total Assets = Total Equity and Liabilities	61,088.0	57,977.5	5.4

Equity	13,000.2	14,275.8	(8.9)
Equity attributable to equity holders of the parent	11,313.5	12,089.6	(6.4)
Minority interest	1,686.7	2,186.2	(22.8)
Non–current liabilities	28,800.0	30,381.2	(5.2)
Long–term financial debt	18,113.2	19,781.9	(8.4)
Deferred tax liabilities	1,871.5	1,429.7	30.9
Long–term provisions	7,687.9	7,836.5	(1.9)
Other long–term liabilities	1,127.5	1,333.1	(15.4)
Current liabilities	19,287.7	13,320.4	44.8
Short–term financial debt	9,455.1	5,450.6	73.5
Trade and other payables	5,488.4	4,909.2	11.8
Current tax payable	1,997.6	1,250.2	59.8
Short–term provisions and other liabilities	2,341.2	1,710.5	36.9
Liabilities associated with non–current assets classified as held for sale	5.4	0.0	N.S.

Financial Data
Net Financial Debt (1)	23,948.1

(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt – Short term financial investments – Cash and cash equivalents – Long term financial assets and other non–current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January – March

		2005	2004	% Chg

I	Cash flows from operations	2,695.2	2,557.8	5.4
II	Net interest payment (1)	(400.5)	(382.8)
III	Payment for income tax	(192.9)	(32.5)
A=I+II+III	Net cash provided by operating activities	2,101.8	2,142.5	(1.9)
B	Payment for investment in fixed and intangible assets	(937.0)	(826.8)
C=A+B	Net free cash flow after CAPEX	1,164.8	1,315.7	(11.5)
D	Net Cash received from sale of Real Estate	39.3	143.2
E	Net payment for financial investment	(906.3)	(64.5)
F	Net payment for dividends and treasury stock (2)	(224.0)	(304.5)
G=C+D+E+F	Free cash flow after dividends	73.8	1,089.9	(93.2)
H	Effects of exchange rate changes on net financial debt	292.4
I	Effects on net financial debt of changes in consolid. and others	78.6
J	Net financial debt at beginning of period	23,650.9
K=J–G+H+I	Net financial debt at end of period	23,948.1

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

TELEFÓNICA GROUP
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

OIBDA	3,414.7	2,937.6	16.2
– CAPEX accrued during the period (EoP exchange rate)	744.0	619.5
– Payments related to commitments	(236.4)	(233.4)
– Net interest payment	(400.5)	(382.8)
– Payment for income tax	(192.9)	(32.5)
– Results from the sale of fixed assets	(120.7)	(26.6)
– Investment in working cap. and other deferred income and expenses	(2,043.5)	(1,566.1)
= Net Free Cash Flow after Capex	1,164.8	1,315.7	(11.5)
+ Net Cash received from sale of Real Estate	39.3	143.2
– Net payment for financial investment	(906.3)	(64.5)
– Net payment for dividends and treasury stock	(224.0)	(304.5)
= Free Cash Flow after dividends	73.8	1,089.9	(93.2)

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003–2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption "Net Free Cash Flow after Capex" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.

	Jan–Mar 2005	Jan–Mar 2004
Net Free Cash Flow after Capex	1,164.8	1,315.7
+ Payments related to cancellation of commitments	191.3	196.7
– Ordinary dividends payment to minoritaries	(0.4)	(1.8)
= Free Cash Flow	1,355.7	1,510.6

TELEFÓNICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		March 2005

	Long–term debt	18,603.1
	Short term debt including current maturities	9,455.1
	Cash and Banks	(1,048.8)
	Short and Long–term financial investments (1)	(3,061.4)
A	Net Financial Debt	23,948.1
	Guarantees to IPSE 2000	483.9
	Guarantees to Newcomm	47.1
B	Commitments related to guarantees	531.0
	Gross commitments related to workforce reduction (2)	5,405.0
	Value of associated Long–term assets (3)	(786.8)
	Taxes receivable (4)	(1,501.0)
C	Net commitments related to workforce reduction	3,117.2
A + B + C	Total Debt + Commitments	27,596.3

	Net Financial Debt / OIBDA (5)	1.8x
	Total Debt + Commitments/ OIBDA (5)	2.0x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.

(2) Mainly in Spain, except 86,0 million euros related to the provision of pension fund liabilities of corporations outside Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre–retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".

(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long–term deposits that cover the materialization of technical reserves of the Group insurance companies.

(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on annualized OIBDA.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L (1)		Balance Sheet and CapEx (2)

	jan – mar 2005	jan – mar 2004	mar 2005	mar 2004

USA (US Dollar/Euro)	1.311	1.249	1.296	1.222
Argentina (Euro/Argentinean Peso)	3.839	3.631	3.782	3.496
Brazil (Euro/Brasilian Real)	3.495	3.619	3.457	3.555
Chile (Euro/Chilean Peso)	757.576	735.294	757.576	751.880
Colombia (Euro/Colombian Peso)	3,086.420	3,386.202	3,076.923	3,273.783
El Salvador (Euro/Colon)	11.468	10.933	11.343	10.696
Guatemala (Euro/Quetzal)	10.108	10.137	9.849	9.912
Mexico (Euro/Mexican Peso)	14.654	13.717	14.641	13.635
Nicaragua (Euro/Cordoba)	21.533	n.d.	21.427	n.d.
Peru (Euro/Peruvian Nuevo Sol)	4.277	4.338	4.230	4.231
Uruguay (Euro/Uruguayan Peso)	33.156	36.905	33.124	36.305
Venezuela (Euro/Bolivar)	2,816.901	2,398.844	2,785.515	2,347.008

(1) These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros. P&L accounts for subsidiaries that use inflation adjusted accounting criteria (Venezuela), are first converted to US dollars at the closing exchange rate, and then the conversion into euros is made according to the average exchange rate.

(2) Exchange rates as of 31/03/05 and 31/03/04.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

The first quarter of 2005 reflected strong growth in the broadband market. Telefónica de España Group, which has been the driving force of the market, was the main actor in this growth, promoting its transformation business through its innovative portfolio of services. In this market environment, the intense commercial activity of Telefónica de España was aimed at defending is position in the traditional business, and overall at developing broadband services, with main activity focus on Value Added Services as the key element to secure its leadership position in the market.

The main actions aimed at the development of broadband services have been the following:

  Launching of new broadband services, where ADSL MINI and Voice over IP (VoIP) services should be noted. ADSL MINI service, which allows Internet surfing and downloading of up to 1GB of information per month at any time of the day for a monthly fee of 29.90 euros; additional downloads are billed at 5 euros for every additional 2GB or fraction thereof, to a monthly maximum of 42 euros. The VoIP service, launched on April with a promotional monthly fee of 2 euros, enables a virtual voice line with an independent numbering from the traditional PSTN/ISDN line for ADSL or Imagenio clients; together with the additional line, an optional voice flat rate for fixed to fixed domestic calls (local, and long distance provincial and interprovincial), on promotion for six euros per month, is also commercialised. Among the Value Added Services launched, "Solución ADSL Flexible Negocio" (Business Flexible ADSL Solution), "Solución ADSL e–gestión factura" (Billing e–management ADSL Solution) and some sectorial solutions (shoemakers and juridical sectors) are to be mentioned.

  During the first months of the year the Company has progressed significantly on increasing the coverage o Imagenio, TV service over a 6Mbps ADSL connection. By the end of April, Imagenio was available at 104 major Spanish cities, covering over three and a half million households.

  With regards to ADSL promotions, 85.902 new clients benefited from the free ADSL connection fee promotion starting January 26th and ending February 14th, and that did also include free local calls throughout the year 2005; the 25.7% discount on the ADSL monthly fee through 2005 promotion started on February 21st and ended on march 31st. Additionally, the Company has been actively promoting, through an intense commercial campaign, the ADSL Vídeo Supervisión service (Video Surveillance ADSL) during the first quarter.

Relating the voice and access businesses, the following commercial actions have been undertaken:

  The launch last February of the "Tarifa de Voz Mini", Mini Voice Rate, which offers the option of making all local, provincial and national calls at a set rate, regardless of their duration, to a maximum of 60 minutes.

  The promotion from February 23rd to March 8th in which the first six months’ fees for all new PSTN or ISDN lines signed up during that period were free of charge. 38,476 new clients benefited from this promotion.

  Free connection fee campaign for new PSTN lines during April, recording 62.893 take ups.

From a regulatory standpoint, it is very important to note that during the month of April a group of eight bundles of services comprising double play and triple play (2P and 3P) offers were approved by the Spanish Regulator, Comisión del Mercado de las Telecomunicaciones, (CMT). Out of these bundles, the one that will be firstly commercialized is a 2P offer of voice plus TV (voice + Imagenio TV), whose launching is expected for May 2005.

Equally to be noted, is the CMT authorization enabling the Telefónica de España to offer VoIP services, and the cancellation of the restriction on the Company preventing bundling services with priced–in discounts on 3P services including Imagenio TV, broadband Internet access and voice services.

Starting on the first quarter 2005, Telefónica de España Parent company is publishing revenues breakdown adapted to the strategic corporate vision, in which access is the base for client relations and increases its value through added value services sold. Hence, revenues are to be distributed as follows:

  Traditional Access, including connection and monthly fees

  Traditional Voice Services which include revenues generated by outgoing and incoming (interconnection) voice traffic, voice consumptions, bonuses and handsets sales, voice value added services, and others.

  Internet and Broadband Services, corresponding to revenues generated by the ADSL broadband business, including ADSL access revenues and VAS revenues, loop unbundling and narrowband Internet.

  Data Services, which include the revenues from Virtual Private Networks, Circuits and Broadcasting, as well as wholesale services related to these type of data services.

  IT Services, generated by systems integration and by outsourcing.

It is worth noting that revenues previous included in the wholesale business have been distributed among these new categories according to their nature.

  Revenues at Telefónica de España Group amounted to 2,842.0 million euros, a 6.0% growth compared to the first quarter of 2004. Telefónica de España Parent company registered revenues of 2,737.0 million euros in the first quarter of 2005, growing by 6,4% compared to the first quarter of 2004. Broadband and Traditional Access businesses stand out as main contributors to revenue growth at Telefónica de España Parent company, providing each 4.7 percentage points and 1.1 percentage points respectively.

  Revenues from Traditional Access amounted to 707.7 million euros, a 4.1% growth attributable to the accumulated effect of the past two rises of the PSTN monthly fee. The first increase of the monthly fee was of 4.35%, equivalent to 0.55 euros a month, and was implemented on April 1st 2004; it will cease to contribute on revenues growth as of the second quarter of 2005. The second, a 2.0% rise, implemented on January 22nd, will continue to contribute to revenues growth throughout this year.

The Spanish access market grew by 1.3% during the twelve months up to march 2005, staying at 87.7% the estimated access market share of Telefónica de España at the end of the first quarter of 2005, after having lost 0.5 percentage points of market share since the start of the year, and 2.2 percentage points over the past twelve months. In absolute terms, the loss of lines (PSTN+basic ISDN access) over the quarter stood at 85,133, a slightly greater loss than in previous quarters. It is estimated that April’s free connection fee campaign will help offset this loss over the second quarter.

Moreover, Traditional Voice Service revenues grew by 1.8% to total 1,283.3 million euros due to the management effort on promoting higher priced traffic (as international long distance) and reducing discount bonuses (on Comprehensive Maintenance Service, SIM).

At this point, it is important to note the growth in revenues from outgoing voice traffic (national, international, fixed–to–mobile, intelligent network and other voice consumptions), which amounted to 5.2% despite the 9.8% drop in the volume of traffic processed in minutes. The difference in growth between revenues and traffic volume, which stood at 15.0 percentage points, is mainly due to two factors: The evolution of the traffic mix towards higher priced traffic per minute, explaining around 5 percentage points of the difference in growth, and the change in the accounting criteria on the SIM bonuses, that from April 2004 lower handset sales and others revenues whereas prior to April 2004 they were lowering voice usage revenues; this latter effect, represents around 6 percentage points of the difference in growths and will cease to have an impact as of the second quarter of this year, as already explained in detail during the second quarter of 2004.

Amounting to 17.9% of Traditional Voice Service revenues, Interconnection revenues grew by 7.7% to 229.2 million euros, on the back of growing transit traffic carried to mobile networks despite the decline of fixed to fixed interconnection traffic.

As regards voice traffic, the estimated total volume of the market in Spain, expressed in minutes, was down 5.0% in the first quarter in comparison with the same period of the previous year. Telefónica de España’s estimated share of the voice market stood at 67.0% at March end, 1.0 percentage points lower than that recorded in December 2004 and 4.2 percentage points lower than the March 2004 share, and thus improving the behaviour of 2004, when 4.4 percentage points of market share were lost.

The estimated total volume of minutes processed by Telefónica de España during the first quarter of 2005 amounted to 29,249 million, a 10.7% year–on–year drop. Total outgoing traffic (including internet), which accounted for 54.6% of total traffic, amounted to 15,965 million minutes and fell by 14.5% compared to the same period of the previous year. Traditional outgoing traffic totaled 11,366 million minutes at March end, down by 9.8% year on year due to the negative performance of the market and the aforementioned loss in market share. The negative trend in traffic continued over the quarter, with significant year–on–year falls in domestic fixed–to–fixed traffic: local traffic was down by 13.2%, provincial traffic by 13.2% and DLD traffic by 10.4%. There was also a 1.0% drop in fixed–to–mobile traffic during this period. Only international traffic maintained a positive trend, with a year–on–year growth of 11.6%, accelerating strongly over the quarter in comparison to the growth of the previous year, as a result of the successful capture of traffic generated by the immigrant population to their countries of origin. The number of outgoing minutes to the Internet amounted to 4,599 million to March and continues to represent a negative year–on–year change, 24.3% during this quarter, mainly as a result of switched internet traffic cannibalisation by broadband ADSL services. Finally, incoming traffic amounted to 13,284 million minutes, a 5.6% drop compared with the same period of the previous year.

The total number of preselected lines increased by 23,925 over the quarter, which meant a significant reduction compared with the increase of 83,246 lines recorded during the last quarter of 2004. The total number of preselected lines amounted to 2,403,382 by the end of the first quarter of 2005.

  Revenues from Internet and Broadband Services totaled 424.3 million euros during the quarter, a year–on–year growth of 27.1%. Broadband revenues, at 370.6 million euros, contributed 13.1% of the Telefónica de España Parent company revenues and grew by 48.3%, driven by the increased number of ADSL connections in service, particularly retail lines. Retail broadband services recorded revenues of 285.8 million euros, a 46.6% increase.

Wholesale broadband services totaled 84.9 million euros. Of these, a little over 88% were from Telefónica’s ADSL wholesale services, while the remaining 12% represented those associated to loops unbundling.

The broadband market in Spain continued to grow strongly over the quarter to record a net gain of 420,883 new lines, which, despite being a little below the peak recorded in the last quarter of year 2004 (439,994 lines), presents a 54.1% increase on the first quarter of 2004 year.

The net gain of Telefónica de España retail and wholesale ADSL lines during the first quarter of the year amounted to 282,694 lines, which represented getting 67.2% of the net broadband market gain for the quarter. The total number of these lines has now reached 2,772,807. Telefónica de España retail lines also benefited from the acceleration in growth, recording a net gain of 188,568 to give an aggregate total of 1,800,465 retail ADSL lines.

The unbundled loops by competitors of Telefónica de España in the first quarter of the year were 21,790 as fully unbundled loops and 55,507 as shared loops; the total number of unbundled loops by the end of March being 193,409, of which 100,235 were fully unbundled and 93,174 were shared loops. There was accelerated growth in the net gain of unbundled loops, standing at 77,297 this quarter in comparison with the 43,925 of the previous quarter.

In view of this, the Telefónica Group’s estimated retail broadband market share stood at 54.2%, 1.3 percentage points down on the end of last year, which reflects a slowdown in market share loss (2.6 percentage points lost in the fourth quarter of 2005) which is attributable to the commercial initiatives undertaken by Telefónica de España.

The determined push of Telefónica de España on ADSL Value Added Services is being backed by their highly acceptance among ADSL retail clients, having 54,3% of them contracted at least one VAS. Soluciones ADSL stand out among all VAS commercialised, with a total of 197.025 operative solutions at the end of the first quarter, showing a 10,6% increase compared to that figure as of 2004 year end. It should be noted that, at the end of march 2005, the total number of operative VAS surpassed 1.5 million, compared to the lower that 1.2 million operative VAS at the end of 2004.

With regard to Imagenio service, this first quarter of the year has marked a turning point in its development, it performing solidly in terms of both coverage and clients. A net gain of 13,609 clients was recorded, compared with the 2,438 of the previous quarter, to end the first quarter of 2005 with a total of 19,633. This progress is being upheld, as can be seen by the 32.738 clients with access to Imagenio at the end of April 2005, and the volume of gross adds to the service, which continues to grow at a steady rate and already exceeds 3,500 connections a week.

  Data Services grew by 6.3% to total 261.2 million euros. Virtual Private Network services maintained a steady level of revenues, despite the 3.5% growth in the number of connections. This is due to the pricing pressure exerted by the challenging competitive environment and to technological change. Wholesale circuit rental and transport capacity to other operators drove the growth in this sector, representing 35.5% of the data services total.

  Lastly, Information Technology Services contributed with 60.5 million euros to total revenues, with a 14.9% increase. There are currently 139 client management centres operated by Telefónica, showing a 7.8% increase over December 2004, while the number of hosting servers grew by 11.8%.

The lower rate of revenues growth at Telefónica de España Group compared to that of Telefónica de España Parent company, a difference of 0.4 percentage points, is mainly due to Telefónica Telecomunicaciones Públicas (TTP, Telefónica Public Telecommunications), whose revenues fall by 8.8% in the first quarter of 2005.

The 6.0% growth in Revenues recorded during the first quarter of 2004 cannot be extrapolated to the year as a whole, as the contribution to growth of effects such as the 2004 PSTN monthly fee increase, and the decrease of SIM bonuses in April 2004 will cease to exist over successive quarters, as indicated above. Additionally, 2005 Price–Cap formula set at CPI–3% (equals to–1%) should be completed by the 1st of July 2005, while in 2004 it was fully applied on the 1st of November.

Telefónica de España continued to develop its operational efficiency program through the 2003–2007 Redundancy Program (E.R.E. 2003–2007). A total of 1,750 employees have requested to join the program by the end of the quarter. Of these requests, a total of 398 layoffs have already been accepted and made effective during the first quarter of 2005, carrying an associated provision of 121.3 million euros.

Telefónica de España Group’s Operating Expenses reflect the commercial efforts the Company is making, and the total figure of 1,709.6 million euros represents a 2.3% year–on–year increase.

  Personnel expenses fell by 9.7% to 647.7 million euros, due to the lower provisions associated to the E.R.E. during the first quarter of 2005. Were these provisions to be excluded in 2004 (121.3 million euros) and 2005 (185.7 million euros), the decrease would stand at 0.9%, 8.8 percentage points below that recorded. This slight reduction, bearing in mind that the company is currently implementing the redundancy plan referred to, is primarily due to two factors: the review of salaries and incentives paid for staff not included in the collective agreement, which took place during the first quarter of 2005 and not the second as in 2004, and the appointing of 290 employees from Telefónica I+D (Telefónica R&D) and other Telefónica Group business lines by the Telefónica de España Group to undertake systems integration and outsourcing projects aimed at the business market. Following these appointments, the headcount at the Telefónica de España Parent company stood at 34,697 employees at the end of the first quarter, 348 fewer than at the end of 2004 and 1,647 fewer than the 36,344 figure as of March 2004.

  Supplies expenses, which as of this quarter include payments for the interconnection of international traffic (net revenues were previously recorded once these expenses had been eliminated), grew by 10.7% to 710.4 million euros, despite the slight 0.8% rise in interconnection expenses at Telefónica de España Parent company, which represented over 67% of its total supplies expenses. Purchases of client equipment for ADSL and Imagenio services, and to a lesser extent, the expenses arising from the provision for Internet access by both services and those allocated to loops unbundling (OBA) in the central offices, are the main effects after the increase in supplies expenses.

  External Services expenses increased by 13.2% to total 304.3 million euros owing to the commercial efforts made in response to the challenging competitive situation and the market developments that have characterized recent months. Commercial expenses at Telefónica de España Parent company amounted to 101.1 million euros, a 16.5% increase over the first quarter of 2004.

The general effort made by the company to increase revenues and efficiency were reflected in an Operating Income Before Depreciation and Amortization (OIBDA) of 1,191.9 million euros, a 11.9% year–on–year growth. As with personnel expenses, this progress was affected by the provisions allocated to the Redundancy Program for 2004 and 2005. Were the provisions for both years to be excluded, the growth rate would be 5.0%.

The OIBDA margin totaled 41.9% during the first quarter of 2005, compared with the 39.7% recorded in the same period of 2004. Were the effect of the Redundancy Plan provision over both quarters to be excluded, the first quarter margin of 2005 would be 4.3 percentage points higher, although this would be 0.5 percentage points down on the first quarter of 2004, as a result of greater commercial efforts during 2005. Telefónica de España Parent company OIBDA amounted to 1,189.3 million euros, up 11.7% year on year.

CapEx, significantly affected by seasonal behavior and, therefore, not representative of the CapEx expected for the year as a whole, amounted to 248.5 million euros, a 5.4% decrease compared with the first quarter of 2004.
TELEFÓNICA DE ESPAÑA GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	March

	2005	2004	% Chg

Fixed telephony accesses (1)	16,258.3	16,479.9	(1.3)
Internet and data accesses	5,162.2	4,347.2	18.7
Narrowband	2,094.3	2,368.8	(11.6)
Broadband (ADSL)	2,772.8	1,847.3	50.0
Retail (2)	1,800.5	1,194.3	50.8
Unbundled loops (3)	193.4	24.1	n.s.
Pay TV	22.1	3.1	n.s.

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access x30; 2/6 Access. Company’s accesses for internal use included.
(2) Satellite included.
(3) Includes fully unbundled loops and shared loops.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Var

Traditional Access (1)	707.7	680.1	4.1
Traditional Voice Services	1,283.3	1,261.0	1.8
Domestic Traffic (2)	356.0	370.1	(3.8)
Fixed to Mobile Traffic	283.2	283.9	(0.3)
International Traffic	111.5	87.8	27.0
Intelligent Network, other voice consumption and bonusses (3)	62.1	30.8	101.5
Interconnection (4)	229.2	212.8	7.7
Handsets sales and others (5)	241.4	275.6	(12.4)
Internet Broadband Services	424.3	333.9	27.1
Narrowband	53.7	84.1	(36.1)
Broadband	370.6	249.9	48.3
Retail (6)	285.8	194.9	46.6
Wholesale (7)	84.9	55.0	54.3
Data Services	261.2	245.7	6.3
VPN, Leased Circuits and Broadcasting	168.6	173.6	(2.9)
Wholesale	92.6	72.1	28.4
IT Services	60.5	52.7	14.9
Total operating revenues	2,737.0	2,573.4	6.4

(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2) Local and domestic long distance (provincial and interprovincial) traffic.
(3) Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(4) Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(5) Managed Voice Services and other businesses revenues.
(6) Retail ADSL services and other Internet Services.
(7) Includes Megabase, Megavía, GigADSL, and local loop unbundling.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	2,842.0	2,680.7	6.0
Internal expenditure capitalized in fixed assets (1)	28.9	29.9	(3.1)
Operating expenses	(1,709.6)	(1,671.6)	2.3
Other net operating income (expense)	(0.7)	5.8	c.s.
Gain (loss) on sale of fixed assets	34.3	25.0	37.1
Impairment of goodwill and other assets	(3.0)	(4.8)	(36.9)
Operating income before D&A (OIBDA)	1,191.9	1,065.0	11.9
Depreciation and amortization	(569.4)	(629.4)	(9.5)
Operating income (OI)	622.4	435.7	42.9
Profit from associated companies	(0.1)	(0.2)	(25.5)
Net financial income (expense)	(99.7)	(156.6)	(36.4)
Income before taxes	522.6	278.9	87.4
Income taxes	(179.3)	(91.0)	97.1
Income from continuing operations	343.4	187.9	82.7
Income (Loss) from discontinued operations	0.0	0.0	n.s.
Minority interest	(0.1)	(0.0)	n.s.
Net income	343.3	187.9	82.7

(1) Including work in process.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

Exchange rate evolution had a positive effect on Telefónica Latinoamérica accounts in the first quarter of the year, contributing towards the growth of revenues and Operating Income before Depreciation and Amortization (OIBDA) by 1.1 percentage points, respectively, due to the appreciation of the Brazilian real, the Chilean peso and the nuevo sol against the dollar, which offset the depreciation of the dollar against the euro.

At the end of this first quarter, Telefónica Latinoamérica revenues amounted to 1,735.2 million euros, 3.4% higher in constant euros than the figure for the same quarter of 2004 (up 4.5% in current euros), primarily due to the growth of Telesp in local currency (+3.2% due to the higher number of fixed telephony and ADSL accesses, together with the increases in tariffs during the second half of 2004) and of TASA (+11.4% due to the increased volume of ADSL accesses and the good performance of voice traffic). Furthermore, Telefónica Empresas América (TEA) and Telefónica International Wholesale Services (TIWS) also recorded a growth in revenues (up 6.1% and 29.5% in constant euros, respectively), while CTC and TdP revenues remained about stable in local currency (–0.3% and –0.1%, respectively).

Operating expenses, at 932.5 million euros for the quarter, progressed in a controlled manner with a year–on–year growth of 2.8% in constant euros (+4.0% in current euros). By items, growth was recorded in personnel expenses (due to the inclusion of Atrium employees following its acquisition by Telesp in December 2004, the agreed salary increases at TASA and the increased workforce share of profits, recorded at TdP) and in External Services (deriving from greater commercial efforts), which were partially offset by lower supplies and tax expenses.

Moreover, Telefónica Latinoamérica registered a net gain on sale of fixed assets amounting to 78.9 million euros, which was mainly attributable to the capital gains generated by the disposal of Infonet, which was finally closed in February 2005.

As a result, at March end 2005 Telefónica Latinoamérica Group recorded an Operating Income before Depreciation and Amortization (OIBDA) of 852.3 million euros, 16.8% up on the first quarter of 2004 in constant euros (17.9% higher in current euros, thanks to the positive contribution of exchange rates).

During the first three months of the year, Telefónica Latinoamérica's amortization remained at similar levels to those recorded in the same period of 2004, resulting in an Operating Income of 449.6 million euros, 36.7% higher in constant euros than in March 2004.

The financial results stood at –61.5 million euros, a 28.6% decrease from the figure as of March 2004, due to the lower financial expenses derived from the debt reduction registered by the companies, and despite having lower financial revenues than the previous year. In addition, the result of exchange rate differences is positive, which reflects the positive evolution of the currencies.

As of March 2005, Telefónica Latinoamérica’s CapEx was 127.5 million euros, a year–on–year growth of 25.3% in constant terms, primarily due to higher investments in broadband. In line with this volume of investment, Telefónica Latinoamérica’s operating free cash flow (OIBDA–CapEx) was 724.8 million euros at March end, a 15.4% growth in constant euros (+16.8% in current euros).

By the end of this first quarter, Telefónica Latinoamérica managed 26.6 million accesses, compared with the 25.6 million in March 2004. Retail ADSL accesses present the higher contribution to year–on–year growth, which stands at 80.1% to reach 1.5 million accesses as of March 2005. During the quarter, all the operators sustained their commercial efforts to promote broadband, as well as the various strategies to defend the traditional accesses.

The Group’s workforce stood at 26,503 employees at March 31st, registering a 1.7% growth vs. March 2004, mainly explained by Telesp, following the acquisition of Atrium.

Telesp

By the end of the first quarter 2005, Telesp had 15.4 million accesses, 3.1% more than the figure recorded as of March 2004, due to: i) the launch in June 2004 of the economy and super–economy lines (a product targeted at low income customers) and second lines, taking the number of fixed telephony accesses to 12.4 million (+1.1% in comparison to the same period of the previous year) and ii) the significant increase in the number of retail ADSL accesses, to 880,183, resulting in a year–on–year growth of 69.9% thanks to the efforts made over the past year to adapt commercial offerings to client needs.

Voice traffic (13,930 million minutes) decreased by 7.9% year on year, particularly due to the cannibalization of the cellular business and to the poor performance recorded by the long–distance market. However, it is worth noting that, thanks to the launch of various commercial initiatives and despite the drop in traffic, Telesp was able to increase its long–distance market share. Hence its share in the domestic intra–state long–distance market stood at almost 89%, 2 percentage points higher year–on–year. In domestic inter–state long–distance, market share stood at around 59% (+8.1 percentage points compared to March 2004), while the international long–distance market share increased by a little over 11 percentage points compared with March 2004 to reach around 52%. These good results were due to good commercial product management, which enabled Telesp to get ahead of the competition.

Internet traffic recorded a 18.4% decrease in comparison with the first quarter of 2004, due to the migration of the best internet customers to ADSL services.

By the end of March 2005, Telesp recorded revenues of 980.9 million euros, an increase of 3.2% in local currency compared to March 2004, due to the greater number of accesses, the increase in tariffs during the second half of 2004, the good performance of new businesses (SMP and long distance originated outside Sao Paulo, etc.) and the notable progress of value–added and public payphone services, which led to a 2.4% local currency increase in Traditional Business revenues. There was also a notable increase in broadband revenues (+38.7% in local currency) due to the growth in the customer base, which led to a 15.7% local currency increase in internet revenues (Broadband + Narrowband) and contributed 7.0% of the company’s revenues.

Telesp’s operating expenses were 2.1% higher in local currency than in the first quarter of 2004, due to: i) increased external services expenses (+8.0% in local currency), mainly due to increased plant maintenance costs as contracts were renegotiated with suppliers and to more resources devoted to customer services (telesales channel), particularly related to the sale of ADSL services and ii) increased personnel expenses (+14.5% in local currency) following the salary increases and the incorporation of Atrium employees. On the other hand, a 4.5% year–on–year decrease in local currency was recorded in interconnection expenses due to the lower volume of traffic.

As a result of this performance in revenues and expenses, the Operating Income before Depreciation and Amortization (OIBDA) stood at 442.6 million euros, with year–on–year growth of 8.0% in local currency. The OIBDA margin totaled 45.1%, 2.0 percentage points up vs. the figure as of March 2004, due to the increase in revenues with higher margins, which was helped by the increase in tariffs and the lower interconnection expenses.

Accumulated CapEx as of March 2005 grew by 10.3% year–on–year in local currency to stand at 62.7 million euros, and was mainly focused on developing new products and broadband. The operating free cash flow (OIBDA–CapEx) increased by 7.6% in local currency in comparison to the first quarter of 2004 to stand at 379.9 million euros, thanks to the rise in OIBDA.

Telesp had a workforce of 7,450 employees by March end, a year–on–year increase of 3.8% due to the acquisition of Atrium in December 2004, which contributed with around 250 employees.

Telefónica de Argentina

As throughout 2004, the stable economic situation continued in Argentina during the first quarter of 2005. Management efforts aligned to a context of greater activity and increased consumer spending enabled the growth in accesses and traffic to continue (3.9% and 4.0% respectively), contributing towards the 11.4% increase in revenues, despite the tariff freeze in place since January 2002.

As of March 2005, TASA registered 5.2 million accesses (+3.9% vs. March 04), thanks to the year–on–year increase in fixed telephony accesses (+3.8%) and to the exponential growth in retail ADSL accesses (+157.4% compared with March 2004) to around 158,500. As a result, TASA remains the broadband market leader in the Southern area of Argentina, with a market share of over 76%.

Total traffic per line increased by 1.2% with regard to the same period of the previous year, driven by the strong growth in incoming (+35.4% year–on–year) and Fixed–to–Mobile traffic (33.0%), in line with the country’s strong development of the cellular business.

The positive performance of the operating variables in terms of accesses and traffic as compared to March 2004 led to revenues of 202.4 million euros, an 11.4% year–on–year increase in local currency. By business, revenues from Traditional Business (accounting for 92% of the total) rose 9.6% year–on–year driven by the good performance of accesses and traffic, while revenues from the Internet Business (Narrowband + Broadband) rose 36.8% in local currency thanks to expansion of the ADSL accesses, which permitted to double revenues for these services vs. the accumulated to March 2004, offsetting the decline in the narrowband business.

The strong growth rate of revenues is coupled with a 21.1% increase in operating expenses in local currency, primarily due to external services (+28.5%) associated to the generation of revenues (customer service and plant maintenance) and to personnel expenses (+30.5%) as a result of applying the salary increases agreed with the unions.

The positive performance of operating variables, combined with the ongoing policy of rationalization and cost containment, enabled TASA to achieve an Operating Income before Depreciation and Amortization (OIBDA) of 112.2 million euros, an increase of 1.7% in local currency vs. the one obtained in the first quarter of 2004. The OIBDA margin stood at 55.4%.

By the end of this first quarter, CapEx had grown by 66.0% in local currency in relation to the March 2004 figure to stand at 23.9 million euros, of which the development of ADSL accounted for around 28%. Despite the OIBDA growth, the sharp increase in investment, in line with the recovery in activity, resulted in a 7.8% fall in local currency in the operating free cash flow (OIBDA–CapEx) in relation to that obtained in the same period of 2004 to stand at around 88.0 million euros

Telefónica CTC Chile

On January 1st 2005, part of the product portfolio for the business segment included in the CTC accounts was transferred to the Telefónica Empresas Chile portfolio. The 2004 results have been reclassified so that year–on–year comparisons can be made.

Tariff Decree 169 came into force during the first quarter of 2005, as published in the Official Bulletin of February 11th. Hence, the company started to apply the new tariffs retroactively as of May 6th 2004, though this did not result in any significant impact on the company’s revenues.

CTC registered 3.1 million accesses at the end of March 2005, 0.3% up on March 2004. The year–on–year net gain in fixed telephony accesses stood at around 21,700, primarily due to the launch of prepaid and consumption control products (Economy and Super–Economy Lines).

With regard to ADSL accesses, it is worth noting the increase in the retail broadband customers vs. the figure at the end of March 2004, which stands at 51.8% to total close to 194,800 accesses. Following the doubling of speeds in 2004, great efforts are being made to promote sales and reduce churn through the launch of new tariff modalities (Speedy Night & Weekend), ADSL + voice traffic packages and a new offer of satellite TV (Zap TV), etc.

Moreover, although the domestic long distance market continued to decline, primarily due to the effect of mobile substitution and Internet, CTC, in line with previous quarters, has increased its market share to almost 46% (a rise of around 1.5 percentage points compared to the end of March 2004). Its market share in the International Long Distance market remained stable at around 31.5%, although this represented a slight fall compared with the same period of 2004.

The company’s revenues for the first three months of the year amounted to 197.7 million euros, 0.3% lower in local currency than for the same period of 2004. This is explained by the negative performance of the Traditional Business (–2.4% year–on–year in local currency), given that the fall in revenues from monthly fees following the success of prepaid and consumption control products (Economy and Super–Economy Lines, Minute plans, etc.) was not offset by the good performance in traffic revenues, primarily from interconnection. Internet Business revenues (Narrowband + Broadband) grew by 38% in local currency in comparison with the first quarter of 2004 to account for 7.2% of revenues, mostly due to the increase in the broadband business.

Operating expenses for the January–March 2005 period fell by 3.1% in local currency compared with the same period of 2004. The main reductions were recorded in personnel expenses (–14.4%), mostly due to the change in accounting criteria for compensation, and supplies (– 8.7%), which recorded decreased equipment rental costs and lower consumption due to the fall in equipment sales. External services, however, grew by 9.6% in local currency, primarily due to greater commercial efforts and the increased installation rate recorded over the period.

As a result, the Operating Income before Depreciation and Amortization (OIBDA) for the quarter totaled 87.9 million euros, a 2.3% increase on the previous year in local currency, thanks to the savings recorded in expenses. The OIBDA margin was 44.5%, 1.1 percentage points higher than that recorded in March 2004.

The investments made up to the end of March 2005 placed CapEx at 12.3 million euros, which was 13.1% less in local currency than in March 2004, when significant investments were made in ADSL. Broadband services accounted for 27.2% of CapEx. The operating free cash flow (OIBDA–CapEx) generated increased by 5.3% in local currency during the period compared with the first quarter in 2004, to stand at 75.7 million euros.

Telefónica del Perú

Telefónica del Perú continued with its accelerated growth in the number of accesses during the first quarter of 2005 (+12.8% compared with March 2004), thanks to both the growth in fixed telephony accesses (up 10.1% to reach a total of 2.2 million by the end of March) and the increase in Broadband connections (up by 118.8% year–on–year to reach a plant of 234,660 lines), which was helped by various marketing campaigns.

Telefónica del Peru’s revenues at the end of the first quarter of 2005 totaled 246.5 million euros, only 0.1% down on that reached in March 2004 despite the unfavorable exchange rate affecting products billed in dollars, including ADSL and cable TV. The growth in revenues from the internet business (Narrowband + Broadband), which stood at around 45% to account for 8.3% of revenues, was unable to completely offset the decline in revenues from the Traditional Business (–2.9% in local currency), which was mainly affected by the negative performance of revenues from outgoing local and domestic and international long–distance traffic. These could not be offset by the growth in interconnection revenues and by the positive performance of public payphone revenues, which grew by 11.1% year on year.

Operating expenses recorded a 2.8% rise in local currency in relation to the first quarter of the previous year, primarily due to increased personnel expenses (+20%) basically owing to greater employee profit–sharing and to external services expenses (+6.8%) due to higher commercial activity. However, these increases were partially offset by containing supplies (–10,0%) as a result of lower interconnection expenses.

Operating Income before Depreciation and Amortization (OIBDA) stood at 93.5 million euros, a year–on–year fall of 10.4% in local currency primarily due to the provision made for extraordinary contingencies and embargos. The OIBDA margin stood at 37.9%. Excluding the provision for extraordinary contingencies and seizures, the margin would stand at 44.3%, 2 percentage points higher than that reached in the same period of the previous year (42.3%).

CapEx increased by 67.7% in local currency as a result of better investment accounting management; hence this increase will be eased over the year. 20% of the total was invested in the Internet Business. The operating free cash flow (OIBDA – CapEx), which stood at 80.2 million euros, fell by almost 17% in local currency due to the decline in OIBDA and the increase in CapEx with regard to the same period of the previous year.

TELEFÓNICA EMPRESAS AMÉRICA

As of January 1st 2005, there was a change in the Telefónica Empresas América consolidation perimeter to consolidate TLD Puerto Rico operations, also including the new segmentation made in Telefónica Empresas Chile. The results from the first quarter of 2005 and those from the same period of 2004 have been calculated in such a manner to ensure they are comparable.

The accumulated revenues of Telefónica Empresas América to March 2005 totaled 133.6 million euros, a 6.1% increase in local currency with respect to the same period of 2004, consolidating the growth recorded in 2004.

The accumulated Operating Income before Depreciation and Amortization (OIBDA) for the period stood at 20.5 million euros, 4.3% higher in local currency than that obtained in the first quarter of 2004. These increases led to the first positive Operating Income (1 million euros) since the company was formed. TEA continued to generate an operating free cash flow to record OIBDA–CapEx of 14 million euros during the quarter, 5% up on that recorded in March 2004 in constant euros.

By companies, Telefónica Empresas Brasil continued to perform well and remained the main contributor of the TEA Group, accounting for 50.1 million euros in revenues with a growth of 24.4% year on year (19.8% in local currency). Its OIBDA margin improved by 2.1 percentage points year on year to total 23.7% in local currency. Its contribution to the group's operating free cash flow amounted to 8.8 million euros, a 16.9% increase on the same period of 2004 (+13.0% in local currency).

The results of the other countries concerned (Chile, Argentina and Peru) also improved over the first quarter of 2004. Argentina’s revenues increased by 17.4% in local currency (+11.0% in current euros). Following its resegmentation, Telefónica Empresas Chile totaled 27.5 million euros during the quarter, 3.4% higher than in 2004. Telefónica Empresas Peru slightly increased its revenues (+1.1% in local currency) in comparison with 2004, although its OIBDA improved significantly by 26.2% in local currency (+27.6% in current euros).

The other countries (Colombia, Mexico and the US) recorded different results. Colombia and Mexico showed worse results than in the first quarter of 2004. Telefónica Empresas operations in Miami were consolidated with the incorporation of the TLD Puerto Rico business, its revenues growing by 12.2% in local currency.

By products, revenues from data and Internet remained the most relevant, particularly Virtual Private Networks which showed a clear tendency to evolve towards IP–based solutions, growing by 32% in local currency in relation to 2004. The growth strategy in the business sector is dependent on the level of maturity reached by the Information Technologies line (including the Hosting and Solutions business) and the growth of International Services. Aggregate growth of these business lines during the first quarter reached 6.3% in current euros.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES (TIWS)

In line with the previous year, TIWS continued to progress in terms of efficiency, increasing its revenues and improving its margins as a percentage of revenues. Along these lines, TIWS recorded a 26.9% growth in revenues to total 42.7 million euros, sales from the international IP services being its main contributor to revenues with a year–on–year growth of 34.6%. In terms of margins, accumulated OIBDA to March 2005 stood at 12.9 million euros, a 119.8% rise in relation to the same period in 2004 and 30.2% of revenues, representing a 12.8 percentage point improvement.
GRUPO TELEFÓNICA LATINOAMÉRICA
DATOS OPERATIVOS
Unaudited figures (Thousands)
		March

		2005	2004	% Chg

Telesp	Fixed telephony accesses (1)	12,356.4	12,218.4	1.1
	Internet and data accesses	3,081.1	2,749.3	12.1
	Narrowband	2,093.3	2,134.4	(1.9)
	Broadband (ADSL)	880.2	518.2	69.9
	Retail	880.2	518.2	69.9

Telefónica de Argentina	Fixed telephony accesses (1)	4,368.5	4,209.2	3.8
	Internet and data accesses	852.5	816.7	4.4
	Narrowband	618.6	707.1	(12.5)
	Broadband (ADSL)	209.2	85.3	145.2
	Retail (2)	158.5	61.6	157.4

Telefónica CTC Chile	Fixed telephony accesses (1)	2,423.2	2,401.5	0.9
	Internet and data accesses	635.8	647.3	(1.8)
	Narrowband	229.6	318.0	(27.8)
	Broadband (ADSL)	221.9	143.1	55.1
	Retail	194.8	128.3	51.8

Telefónica del Perú	Fixed telephony accesses (1)	2,201.1	1,999.8	10.1
	Internet and data accesses	309.5	216.6	42.9
	Narrowband	72.0	106.0	(32.1)
	Broadband (ADSL) (3)	234.7	107.2	118.8
	Retail	234.7	107.2	118.8
	Pay TV	406.0	369.7	9.8

T. LATINOAMÉRICA GROUP	Fixed telephony accesses (1)	21,349.1	20,828.9	2.5
	Internet and data accesses	4,879.0	4,430.0	10.1
	Narrowband	3,013.5	3,265.6	(7.7)
	Broadband (ADSL) (3)	1,546.0	853.8	81.1
	Retail (2)	1,468.1	815.3	80.1
	Pay TV	406.0	369.7	9.8

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access x30; 2/6 Access. Company’s accesses for internal use included.
(2) TASA ISP in the north part of the country included.
(3) Cable Modem in Telefónica del Perú included.

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Euros in millions)
		January – March

		2005	2004	% Chg

Telesp	Revenues	980.9	917.9	6.9
	OIBDA	442.6	395.8	11.8
	OIBDA margin	45.1%	43.1%	2.0 p.p.

Telefonica de Argentina	Revenues	202.4	192.1	5.4
	OIBDA	112.2	116.7	(3.8)
	OIBDA margin (1)	55.4%	60.7%	(5.3 p.p.)

Telefonica CTC Chile	Revenues	197.7	204.3	(3.3)
	OIBDA	87.9	88.6	(0.7)
	OIBDA margin	44.5%	43.3%	1.1 p.p.

Telefonica del Perú	Revenues	246.5	243.4	1.3
	OIBDA	93.5	102.9	(9.1)
	OIBDA margin	37.9%	42.3%	(4.3 p.p.)

Telefónica Empresas América	Revenues	133.6	125.3	6.6
	OIBDA	20.5	19.2	6.9
	OIBDA margin	15.3%	15.3%	0.0 p.p.

TIWS	Revenues	42.7	33.7	26.9
	OIBDA	12.9	5.9	119.8
	OIBDA margin	30.2%	17.5%	12.8 p.p.

Note: OIBDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Net of fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	1,735.2	1,659.7	4.5
Internal expenditure capitalized in fixed assets (1)	8.5	9.5	(10.2)
Operating expenses	(932.5)	(896.6)	4.0
Other net operating income (expense)	(37.9)	(51.2)	(26.0)
Gain (loss) on sale of fixed assets	78.9	1.3	n.s.
Impairment of goodwill and other assets	0.1	0.3	(76.1)
Operating income before D&A (OIBDA)	852.3	723.0	17.9
Depreciation and amortization	(402.7)	(396.6)	1.6
Operating income (OI)	449.6	326.4	37.7
Profit from associated companies	0.0	(0.7)	n.s.
Net financial income (expense)	(61.5)	(86.1)	(28.6)
Income before taxes	388.1	239.6	62.0
Income taxes	(114.7)	(63.2)	81.4
Income from continuing operations	273.4	176.4	55.0
Income (Loss) from discontinued operations	0.0	0.0	n.s.
Minority interest	(32.8)	(30.9)	6.2
Net income	240.6	145.5	65.4

(1) Including work in process.

RESULTS BY BUSINESS LINES

Mobile Business

With the acquisition of Bellsouth’s Latin American operations completed in January, the first quarter of 2005 marked a starting point for Telefónica Móviles in its new dimension: as an operator with a presence in 15 countries with aggregate POPS of over 500 millions, where the operators managed by the Company enjoy solid competitive positions (number 1 or 2 players in the main markets).

During the first quarter of 2005 the Group’s main markets of operation saw intense commercial activity, driven by the extension of the Christmas campaigns until the first week of January (Three Kings’ Day) in most countries, our strategy to capture the growth potential in Latin American markets and as a result of ongoing competitive pressure from other operators.

Against this backdrop, Telefónica Móviles ended March with over 81.4 millions managed customers, after registering net adds of 3 million in the first quarter of 2005

Of the total customer base, 59 million corresponded to Latin American operators, 19 million to Telefónica Móviles España (TME) and over 3 million to Medi Telecom (Morocco).

Key aspects of the first quarter of 2005 results are as follows:

  Year–over–year growth in revenues of 39.3% to 3,676 million euros in the first quarter of 2005, driven by the positive performance in service revenues. Organic1 growth of consolidated revenues stood at 13.8% vs. the first quarter of 2004.

  1 Organic growth including the consolidation of Telefónica Móvil Chile and Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from 1 January 2004; and assuming constant exchange rates

Service revenues totaled 3.201 million euros in the first quarter of 2005 (+41% vs. the first quarter of 2004), while handset sales rose 30% to 479 million euros.

By geographical areas, Telefónica Móviles España (TME) recorded year–over–year growth of 6.1% in revenues to 2,075 million euros. Of note is the favorable evolution of service revenues, which rose 7% vs. the first quarter of 2004 despite stiffer competitive pressure and the reduction in interconnection tariffs implemented from November 2004.

The consolidated Latin American operators recorded operating revenues of 1,603 million euros (+135.0%), with a 17.8 p.p increase in their contribution to the Group total to 43.6%. Organic growth of these operators’ revenues, assuming constant exchange rates, stood at 25.3% vs. the first quarter of 2004.

  Consolidated Operating income before depreciation and amortization (OIBDA) stood at 1,318 million euros in the first quarter of 2005 (+19.1% vs. the first quarter of 2004). This performance was driven by the intensification of commercial efforts by the Group’s operators throughout their markets.

Organic2 growth of consolidated OIBDA stood at 1.1% vs. the first quarter of 2004.

2 Through this promotion, customers can talk for free during evenings and weekends to any other movistar customer for a limited period of time, in exchange for a subscription fee

The consolidated OIBDA margin stood at 35.9%, impacted by increased commercial costs resulting from the operators’ strategic efforts to capture a significant part of the growth in Latin America –where total net adds in the first quarter of 2005 were 24% higher than in the first quarter of 2004– and to maintain its competitive position in aggressive commercial environments –which in Spain is marked by the continued strong activity in number portability, which started in 2004.

By regions, OIBDA at TME stood at 987 million euros in the first quarter of 2005 (–0.3% vs. the first quarter of 2004), representing an OIBDA margin of 47.5%.

OIBDA for the consolidated Latin American subsidiaries, in euros, reached 353 million euros (2.6 times more than in the first quarter of 2004). Organic5 growth of OIBDA for Latin American operations, assuming constant exchange rates, stood at 5.2% vs. the first quarter of 2004.

As regards the rest of the main line items, we would highlight:

  50.7% increase in depreciation compared to the first quarter of 2004, primarily driven by the changes to the Group’s consolidation perimeter, including 61 million euros of depreciation of intangible assets related to the acquisition of Telefónica Móvil Chile and of the eight Latin American operators acquired to BellSouth in 2004.

At the end of the first quarter of 2005 the allocation of the purchase price of the operators acquired to BellSouth in Chile and Argentina in January has not yet been carried out. Such acquisitions have led to an initial goodwill of 659 million euros. The price allocation will be carried out in the following months based upon the conclusions obtained from appraisals carried out by third party independent experts.

  Improvement in income from associated companies, as net losses from companies consolidated by the equity method declined by 31.6% (–8.6 million euros in the first quarter of 2005 vs. –12.5 million euros in the first quarter of 2004). Losses attributable to the Group from its stake in Médi Telecom were 12% lower year–over–year and losses attributable to IPSE 2000 were 39% lower than in the first quarter of 2004.

  Higher negative net financial results, a line item which in the first quarter of 2004 was affected favorably by the evolution of exchange rates, which translated during that quarter into positive net ForEx results registered in intra–group loans. Had the first quarter of 2004 closed with similar exchange rates to those of 4Q04, financial results in the first quarter of 2004 would have changed sign and as a result, the year–on–year comparison with the first quarter of 2005 would have been positive.

The evolution of exchange rates in the subsequent quarters of 2004 meant that for full–year 2004, greater financial expenses were booked under IFRS than under Spanish GAAP.

For all of 2004, the results of exchange rate differences on intra–group loans were negative, and therefore the effect of the comparison the first quarter of 2005/the first quarter of 2004 will not be relevant for the full fiscal year 2005.

Interest expenses increased 44% from the first quarter of 2004, due to the greater average balance of net debt in the first quarter of 2005 (+106% vs. the first quarter of 2004).

Consolidated net financial debt was impacted by the acquisitions made in the second half of 2004 and January 2005 (Telefónica Móvil Chile, BellSouth’s Latin American operators and the voluntary tender offers for shares in for Brasilcel’s subsidiaries).

At the end of the first quarter of 2005 consolidated net debt stood at 9,369 million euros (4,565 million euros in the first quarter of 2004), while proportionate net debt stood at 9,999 million euros (4,404 million euros in the first quarter of 2004).

  39% effective tax rate, mainly affected by operations in Venezuela, where fiscal consolidation does not exist.

  Net income totaled 432 million euros in the first quarter of 2005 (448 million euros in the first quarter of 2004), impacted fundamentally by the higher negative net financial results.

  Consolidated CapEx in the first quarter of 2005 totaled 311 million euros.

Regarding the evolution of the Mobile Business of Telefónica Group (including Telefónica Móvil Chile since January 1st, 2004), revenues totalled 3,675.9 million euros as of march 05, a year–on–year increase of 34.6% compared to the same period of last year. On the other hand, the Operating Income before D&A (OIBDA) reached 1,317.9 million euros, a year–on–year increase of 16.7%.

SPAIN

The first quarter of the year was marked by both the end of the Christmas campaigns and the fact that Easter fell at the end of March (when in 2004 it fell in April). As a result, the first three months of 2005 saw a continuation of the intense competitive activity seen in 2004, notably from the second quarter on, especially in number portability actions.

By the end of 2005 the market had grown to an estimated 40 million lines, with year–over–year growth of 4.5% and an estimated penetration rate of 90.3% (+3 p.p. vs. the first quarter of 2004).

Against this backdrop, TME recorded a strong level of commercial activity during the first quarter of 2005, with a volume of over 2.5 million actions (+12.5% higher than in the first quarter of 2004).

The good performance of gross additions in the contract segment, which were up 40% over the first quarter of 2004, is worth highlighting in this context, as a reflection of the Company’s growth strategy centered on preserving its leadership in market share of revenues. This evolution, combined with ongoing prepaid to contract migrations (over 210,000 migrations in the first quarter of 2005), have led the contract segment to already represent half of TME’s customer base by the end of March, representing an 18 p.p. increase in three years and an 8 p.p. increase in the last year.

Moreover, there were over 1 million handset upgrades during the quarter (+23% vs. the first quarter of 2004).

TME increased its customer base by over 100,000 lines in the first quarter of 2005, to 19 million.

As for usage, traffic carried over TME’s networks in the first quarter of 2005 increased by 11% year–over–year to 11,000 million minutes, with a sharp increase in on–net traffic (+13%).

MOU stood at 133 minutes in the first quarter of 2005 (+8.9% vs. the first quarter of 2004 in comparable terms). The positive trend in voice usage ratios was significantly affected by the campaign launched in March to boost off–peak calls (named "Ya Te Llamo Yo3"). More than 850,000 lines have subscribed to this promotion to date.

Regarding data services, it is worth highlighting the increasing take–up of content access services, with over 4.2 million customers using e–moción internet portal during March, with half a million of them using i–mode technology. The number of MMS users stood at 1.4 million by end of March 2005, with monthly average usage levels of over 3 MMS.

All of this led to total data and content services revenues of 250 million euros in the first quarter of 2005 (+9% vs. the first quarter of 2004).

We should also highlight the good performance shown by roaming–out services, driven by the introduction of the "Single Global Tariff" at the end of 2004.

TME’s total ARPU for the first quarter of 2005 stood at 32.9 euros (+4.8% vs. the first quarter of 2004 in comparable terms), with data ARPU contributing 4.4 euros.

In addition, the Company has launched a series of new products and initiatives along the beginning of this year aimed at consolidating new revenue growth drivers, such as the following:

  Launch of Ruta movistar, a pioneering service in the world, whereby mobile handsets serve additionally as an advanced online navigation tool, thanks to the incorporation of a GPS device and the browsing software included in the offer.

  Launch of Pagos movistar services, whereby the Company’s customers can pay with their mobile phone at food and beverage vending machines located in airports, train stations, shopping centers and universities.

  Launch of Mail movistar Empresas, a new, on–line, e–mail service for corporate customers, having as main novelty its compatibility with mobile handsets using operating systems such as Symbian and Windows Mobile, thereby broadening the range of solutions which allow for handling e–mail on mobility, as proprietary handsets are not required.

  Addition into the UMTS/3G e–moción portal of the latest Antena 3 Television news, thorough Canal A3 24 Horas, an exclusive news channel powered by Antena 3. This is the first time a national television broadcaster modifies its news content to a mobile telephony format so that it can be viewed by 3G handset users.

  Together with Lotojuegos.com, TME launched a pioneering mobile telephony betting service in Spain and Europe, where customers can use their handsets to make a series of lottery bets, paying for them with the Mobipay service.

In parallel with the change of image of the movistar brand, a new product for all residential and professional customers was launched: "Mi Favorito", which offers the lowest price available in the Spanish market, 1 euro cent per minute, for all voice and video calls to a movistar number of their choice, plus a single and reduced price for SMS and MMS. This product launch clearly underlines the Company’s commitment to its customers to provide attractive, simple and innovative products at affordable prices.

Highlights of TME’s financial results in the first quarter of 2005 include:

  Revenues were 2,075 million euros in the first quarter of 2005, a year–over–year increase of 6%. The weight of handset sales in total revenues stood at 13%.

  Service revenues continued to show a solid rhythm of growth, increasing 7% year–over–year to 1,815 million euros in the first quarter of 2005.

  Both the sharp increase in commercial activity (12.5%) and the increased weight of number portability actions in total gross adds have impacted in commercial expenses, bringing theweight of subscriber acquisition and retention costs over operating revenues in the first quarter of 2005 to 11.2%, 3 p.p. higher than in the first quarter of 2004.

  Operating Income before depreciation and amortization stood at 987 million euros for the quarter, 0.3% less than a year earlier. Excluding the impact of commercial and advertising costs, OIBDA would have registered year–over–year growth of 7%.

  OIBDA margin stood at 47.5%.

  CapEx in the first quarter of 2005 totaled 135 million euros. TME continues to roll out its UMTS network, with more than 4,100 base stations up to date.

MOROCCO

Médi Telecom’s customer base continued to grow, ending the first quarter of 2005 with 3.2 million customers4 after achieving 297 thousand net adds in the quarter.

4 In the first quarter of 2005, TEM’s Latam criteria for accounting customers have been applied to Medi Telecom.

As regards financial results, revenues in the first quarter of 2005 stood at 92 million euros (+26.8% vs. the first quarter of 2004), driven by increases in the customer base and in traffic. OIBDA totaled 34.7 million euros, leading to an OIBDA margin of 38% (42% in the first quarter of 2004), impacted by the strong commercial activity during the quarter.

LATIN AMERICA

Brazil

The Brazilian market continued to grow strongly in the first quarter of 2005, albeit at a slower pace than in 2004. At the end of March, the penetration rate in Brazil stood at 38% compared to 37% in December 2004 and 28% in March 2004 (41% in Vivo’s areas of operation).

Against this backdrop, with continued intense competitive pressure by all operators, Vivo has maintained its market leadership, with a customer base of close to 27 million at the end of the first quarter of 2005 (+23.2% year–over–year). The estimated average market share in areas of operation stood at 49%.

VIVO continued to focus on high–value customer acquisition and retention, aligning entry barriers in the contract segment to those of its competitors and driving prepaid to contract migrations. This strategy is reflected in the sharp increase in commercial activity in the contract segment, which increased 49% compared to the first quarter of 2004, leading to a 10% increase in contract customers in the first quarter of 2005 vs. the first quarter of 2004, driven by the favorable performance in corporate customers (+31% in the last 12 months)

As for customer usage, total MOU in the first quarter of 2005 was 80 minutes (93 minutes in the first quarter of 2004), impacted mainly by the evolution shown by incoming MOU. Total ARPU for the quarter reached 29 reais (35 reais in the first quarter of 2004).

The trend in year–over–year usage ratios continues being shaped by the growth in the total customer base, driven by the prepaid segment – which accounted for 80.3% of total customers at the end of the first quarter of 2005 compared to 77.9% in the first quarter of 2004 – traffic promotions and the impact on incoming traffic of the blocking of fixed–to–mobile calls by fixed–line operators. In addition, right planning in contract prices, due to stronger aggressiveness by competitors, must be taken into account.

Data services continued to perform well, with data revenues representing 5.5% of Vivo’s total service revenues in the first quarter of 2005 (vs. 4.4% in the first quarter of 2004). Even more remarkable is the fact that more than 25% of these revenues were accounted for by downloads and browsing, highlighting the increasing use of internet access services and Vivo ao Vivo downloads.

Regarding Vivo’s financial results, the first quarter of 2005 revenues grew 1.9% year–over–year in local currency, boosted by service revenue growth (+5.2%), which was partly offset by lower handset sales.

Operating income before depreciation and amortization totaled 142 million euros in the first quarter of 2005, leaving an OBIDA margin after management fees of 38.3% (40.5% in the first quarter of 2004). Year–over–year performance of both indicators is affected mainly by the increase in commercial and call centre costs, as a result of the intense competitive environment and Vivo’s strategic focus on high–value segments.

Finally, CapEx in the first quarter of 2005 stood at 77 million euros, driven by increased capacity of the operators’ networks and by the ongoing rollout of Vivo’s 1xRTT and EV–DO networks.

Northern region

Mexico

The Mexican market was marked by intense commercial activity in the first quarter of 2005, during which Telefónica Móviles México (TMM) extended its Christmas campaign until the first week of January (Three Kings’ Day).

These campaigns resulted in net adds at TMM of 422 thousand new customers during the quarter, representing a sharp year–over–year increase of 33% vs. the first quarter of 2004

TMM ended the first quarter of 2005 with over 6 million customers (+7.5% vs. 4Q04 and +61% vs. the first quarter of 2004), consolidating its position in the Mexican market, with an estimated market share of 15%.

The performance of GSM net adds, driven by our service offerings, continued to be the main driver of customer growth. As of March 2005, GSM customers accounted for 78% of the total customer base, compared to 72% in December 2004.

Within this context, MOU in the first quarter of 2005 stood at 54 minutes (61 in the first quarter of 2004), while ARPU was 151 Mexican pesos (174 in the first quarter of 2004). The trend in usage ratios compared to the first quarter of 2004 reflects accelerated growth, as well as quarterly seasonality (as Easter holidays in 2004 fell in April).

Regarding financial results, revenues grew 36.5% year–over–year in local currency vs. the first quarter of 2004, boosted by handset sales and service revenue growth (+27% vs. the first quarter of 2004), driven by the larger customer base.

Operating losses before depreciation and amortization in the first quarter of 2005 (49 million euros) were in line with those recorded in the first quarter of 2004 (47 million euros), despite a 60% year–over–year increase in commercial activity.

TMM’s GSM network now reaches 279 cities (vs. 248 at the end of 2004).

Andean Region

Venezuela

The Venezuelan mobile market posted strong growth in the first quarter of 2005, driven by the improvement in the country’s economic indicators (with lower inflation in the first quarter of 2005 than in the first quarter of 2004), along with the campaigns oriented to capturing market growth. At the end of March 2005, the estimated penetration rate was 34%, up from 30% in December 2004 and surpassing initial expectations.

In this context, TM Venezuela’s customer base stood at 4.6 million at the end of the quarter, having registered 269 thousand net adds in the first quarter of 2005, with a significant growth in service revenues.

In spite of intense commercial activity during the first quarter of 2005, the Company continues holding a solid OIBDA margin, standing at 40.7% and recording operating income before depreciation and amortization of 106 million euros during the quarter.

Colombia

Despite the seasonality typical of the first quarter of the year, the growing pace of commercial activity was maintained in Colombia during the first quarter of 2005, bringing the estimated penetration rate to 27% (vs. 23% in 2004)

Customer acquisition initiatives at TM Colombia were ongoing in the first quarter of 2005, continuing with the increase shown during the 2004 Christmas campaigns. Thus, net adds in the first quarter of 2005 surpassed 400 thousand customers, bringing the total customer base to 3.7 million.

Regarding financial results, the OBIDA margin was impacted by the high level of commercial activity in the quarter, standing at 19.7%.

Peru

Telefónica Móviles’ combined customer base in Peru –the aggregate of Telefónica Móviles Peru and the BellSouth operator acquired in October 2004–totaled nearly 3 million customers at the end of March 2005.

Net adds for the quarter were 102 thousand, with another quarter of positive performance by the contract segment, which accounted for 22% of total net adds in the first quarter of 2005.

Regarding financial results, it is worth pointing out that the results for the first quarter of 2005 include the contribution by the BellSouth operator acquired in October 2004.

Revenues of our operations in Peru stood at 83 million euros in the first quarter of 2005, boosted by the growth in the customer base and higher traffic. It must be taken into account that service revenues are negatively impacted by lower incoming traffic from fixed lines and the reduction in fixed–to–mobile termination tariffs.

The OIBDA margin was 31.5%, despite higher initial costs driven by the co–existence of two networks, underpinned by the seasonality in commercial activity typical of the first quarter

Southern Cone Region

Argentina

The strong growth of Argentine cellular market seen in 2004 continued in the first quarter of 2005, leading to an estimated penetration rate at the end of March of 38%, compared to 34% in December 2004.

Following the completion of the acquisition of BellSouth’s operator in Argentina in January 2005, Telefónica Móviles has consolidated its position in the Argentine market. As a result, the total customer base at the end of March 2005 stood at over 6 million, with net adds during the quarter of 419 thousand.

Regarding commercial activity, it is worth highlighting the ongoing increase in the contract segment, as a driver for customer growth. At the end of the first quarter of 2005, the contract segment represented over 40% of the total customer base.

Regarding financial results, revenues for operations in Argentina reached 205 million euros in the first quarter of 2005, boosted by the strong growth in the customer base and traffic.

Operating income before depreciation and amortization (24 million euros) was affected by the intense commercial activity during the quarter –which in the first quarter of 2005 nearly doubled the combined commercial activity of BellSouth and Unifón in the first quarter of 2004–, by the strong competitive pressure as well as the costs associated with the rollout of the GSM network. Also of note is the impact of the integration costs of the two operators managed by Telefónica Móviles. As a result, the OIBDA margin stood at 11.9% in the first quarter of 2005.

Finally, CapEx was 17 million euros in the first quarter, driven by the ongoing rollout of the GSM network in the first quarter of 2005.

Chile

Telefónica Móviles maintained its leadership position in the Chilean market in the first quarter of 2005, with a combined customer base –the aggregate of Telefónica Móviles and the BellSouth operator acquired in January 2004– of 4.9 million customers and an estimated market share of 50%.

Net adds in the first quarter of 2005, a quarter marked by seasonality in commercial activity, totaled 156 thousand.

Revenues for operations in Chile reached 138 million euros in 1T05, while the OIBDA margin was 25.1%, affected by the integration costs of the two operators managed by Telefónica Móviles, as well as by the rollout of the GSM network.
CELLULAR BUSINESS
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	March			March

	2005	% Chg 05/04		2005	% Chg 05/04

Telefónica Móviles España (1)	19,077	n.c.	TEM México	6,061	60.7%
Contract	9,479	n.c.	Contract	269	21.3%
Prepaid	9,599	n.c.	Prepaid	5,792	63.1%
Brasilcel	26,959	23.2%	TEM Chile	4,907	96.3%
Contract	5,308	9.6%	Contract	831	88.5%
Prepaid	21,650	27.1%	Prepaid	4,077	97.9%
TEM Argentina	6,155	212.4%	TEM Venezuela	4,595	n.c.
Contract	2,501	293.0%	Contract	306	n.c.
Prepaid	3,440	157.9%	Prepaid	3,748	n.c.
Fixed Wireless	214	n.c.	Fixed Wireless	540	n.c.
TEM Perú	2,971	81.8%	TEM Colombia	3,699	n.c.
Contract	519	71.2%	Contract	969	n.c.
Prepaid	2,378	78.6%	Prepaid	2,730	n.c.
Fixed Wireless	74	n.c.	TEM Ecuador	1,318	n.c.
TEM El Salvador	406	50.2%	Contract	286	n.c.
Contract	77	20.2%	Prepaid	1,029	n.c.
Prepaid	314	52.5%	Fixed Wireless	3	n.c.
Fixed Wireless	15	n.c.	TEM Panamá	709	n.c.
TEM Guatemala	803	324.3%	Contract	59	n.c.
Contract	75	64.4%	Prepaid	650	n.c.
Prepaid	614	327.6%	TEM Nicaragua	316	n.c.
Fixed Wireless	114	n.c.	Contract	42	n.c.
Medi Telecom	3,221	57.7%	Prepaid	257	n.c.
Contract	135	2.8%	Fixed Wireless	16	n.c.
Prepaid	3,086	61.5%	TEM Uruguay	241	n.c.
			Contract	54	n.c.
			Prepaid	187	n.c.

			Total Managed	81,438	50.3%

(1) Costumer base net of 1.3 million inactive prepaid SIM cards no longer included in the reported costumer base. For reporting purposes and regarding all the operating metrics this adjustment has been made from 1 April 2004, in accordance with the decision adopted by the Company as of June 2004.

Note: The annual comparison is affected by the incorporation of TM Chile from August 2004 and the operators acquired from BellSouth in Latin America since october 2004 (Argentina and Chile since January 2005).

Note: Since the cancellation of Movistar Puerto Rico's management contract in September 2004 , its subscriber base is excluded from the Group subscriber base.

TELEFÓNICA MÓVILES GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January – March

		2005	2004	% Chg

Spain	Revenues	2,075.2	1,955.8	6.1
	OIBDA	986.5	989.9	(0.3)

Latin America	Revenues	1,602.7	681.9	135.0
	OIBDA	353.0	134.6	162.2

Brazil	Revenues	370.7	351.3	5.5
	OIBDA	141.9	142.5	(0.4)

Northern Region	Revenues	313.9	204.5	53.4
	OIBDA	(20.1)	(41.0)	(50.9)

Andean Region	Revenues	565.8	56.1	n.c.
	OIBDA	169.3	14.3	n.c.

Southern Cone	Revenues	352.3	70.0	n.c.
	OIBDA	61.9	18.9	n.c.

Rest and intragroup sales	Revenues	(2.0)	0.8	c.s.
	OIBDA	(21.5)	(17.8)	21.0

TOTAL	Revenues	3,675.9	2,638.5	39.3
	OIBDA	1,317.9	1,106.8	19.1

Note: The annual comparison is affected by the incorporation of TM Chile from August 2004 and the operators acquired from BellSouth in Latin America since october 2004 (Argentina and Chile since January 2005).

TELEFÓNICA MÓVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	3,675.9	2,638.5	39.3
Internal expenditure capitalized in fixed assets (1)	21.1	11.3	87.6
Operating expenses	(2,347.7)	(1,537.5)	52.7
Other net operating income (expense)	(29.4)	(6.8)	n.s.
Gain (loss) on sale of fixed assets	(1.0)	(0.1)	n.s.
Impairment of goodwill and other assets	(0.9)	1.4	c.s.
Operating income before D&A (OIBDA)	1,317.9	1,106.8	19.1
Depreciation and amortization	(527.6)	(350.2)	50.7
Operating income (OI)	790.3	756.6	4.5
Profit from associated companies	(8.6)	(12.5)	(31.6)
Net financial income (expense)	(74.0)	(13.2)	n.s.
Income before taxes	707.8	730.9	(3.2)
Income taxes	(276.3)	(277.1)	(0.3)
Income from continuing operations	431.5	453.7	(4.9)
Income (Loss) from discontinued operations	0.0	0.0	n.s.
Minority interest	0.6	(5.6)	c.s.
Net income	432.1	448.2	(3.6)

(1) Including work in process.

CELLULAR BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	3,675.9	2,730.0	34.6
Internal expenditure capitalized in fixed assets (1)	21.1	11.3	87.6
Operating expenses	(2,347.7)	(1,605.8)	46.2
Other net operating income (expense)	(29.4)	(7.8)	n.s.
Gain (loss) on sale of fixed assets	(1.0)	(0.1)	n.s.
Impairment of goodwill and other assets	(0.9)	1.4	c.s.
Operating income before D&A (OIBDA)	1,317.9	1,129.0	16.7
Depreciation and amortization	(527.6)	(373.1)	41.4
Operating income (OI)	790.3	755.8	4.6
Profit from associated companies	(8.6)	(12.5)	(31.6)
Net financial income (expense)	(74.0)	(21.4)	c.s.
Income before taxes	707.8	721.9	(2.0)
Income taxes	(276.3)	(276.7)	(0.1)
Income from continuing operations	431.5	445.2	(3.1)
Income (Loss) from discontinued operations	0.0	0.0	n.s.
Minority interest	0.6	(0.8)	c.s.
Net income	432.1	444.5	(2.8)

Note: Cellular Bussines included Telefónica Móvil Chile in 2004.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

DIRECTORIES BUSINESS

During the first quarter of 2005 the TPI Group’s revenues increased by 21.0% to 95.8 million euros. The Group's OIBDA amounted to 24.3 million euros, 24.7% higher than the figure for the same period of 2004. Net income rose by 22.2% to 11.9 million euros. These results are explained by:

  The good performance of TPI España, whose advertising revenues rose by 28.0% to 46.3 million euros, mainly thanks to the behaviour of the publishing business in Spain.

  The 7.8% increase of revenues in local currency in TPI Perú, after having been published the Lima directory.

Once again we would like to emphasize that the TPI Group's interim results are not comparable on a yearly basis and cannot be extrapolated to year–end. This is mainly due to the higher concentration of directory publications in the second half of the year and changes in directory publication schedules.

TPI business in Spain contributed 65% of the Group’s revenues, versus the 61% figure as of last year. This increase in revenues’ contribution is explained by the strong growth of TPI España revenues, positively affected by changes in the first quarter publication schedule and the launch of new directories. Taking into account also the year–on–year reduction in TPI Perú’s OIBDA, Spain’s effective contribution to total OIBDA has increased from 48% in 2004 to 65% in 2005.

Revenues from Spain rose by 28.1% to 62.1 million euros, triggered mainly by three main factors: 1) the organic growth of 5.4% and 6.4% experienced by the 15 Yellow Pages and 9 White Pages directories published, respectively, 2) variations in the publication calendar of guides and, 3) strong increase experienced in the telephone traffic business related with telephone information services, with a year–on–year related increase in revenues of 34.1%.

Latin America made the remaining 35% contribution to total revenues and OIBDA, with TPI Peru being the biggest Latin American contributor to both revenues and OIBDA in the region, thanks to the publication of the Lima directory, which is its main activity throughout the year. In the first quarter of 2005, TPI Peru obtained revenues of 25.6 million euros, representing a 7.8% growth in local currency. TPI Peru recorded OIBDA of Euros 9.6 million, a decrease of 9.3% in local currency on the year–ago figure. This fall is primarily due to higher percentage of bad debt provisions over revenues compared to 1Q04. This percentage, increased gradually over the course of 2004. The provision made in 1Q05 is similar to that made in 2004.

Low activity registered both in the Chilean and Brazilian subsidiaries because of their guides publishing calendar make their contribution to Group’s results negligible.

In turn, the directories business of the Telefónica Group, which includes the Argentinean company Telinver, recorded during the first quarter of 2004 an increase in revenues of 20.7% compared with the first quarter of 2004 to reach 96.2 million euros. OIBDA reached 23.9 million euros, representing a year–on–year increase of 26.0%.
TPI – PÁGINAS AMARILLAS GROUP
SELECTED OPERATING DATA IN SPAIN
Unaudited figures
	January – March

	2005	2004	% Chg

Books Published
Yellow Pages*	15	12
White Pages	9	8
(Euros in millions)
Revenue Breakdown (1)	62.1	48.5	28.1
Advertising	46.4	36.2	28.0
Publishing	36.9	27.8	32.7
Yellow Pages	27.8	20.8	33.9
White Pages	8.4	6.5	28.9
Others paper revenues	0.7	0.5	33.9
Internet	7.5	7.0	6.4
Operator Assisted Yellow Pages	1.2	1.0	14.8
Others	0.9	0.4	110.9
Telephony Traffic	13.2	9.8	34.1
Operator	2.1	1.6	36.4
Others	0.5	0.9	(46.5)

*Includes a breakdown by residential/business services and pocket guides.
(1) TPI España includes Telefónica Publicidad e Información S.A. and 11888 Servicio de Consulta Telefónica S.A.U. results. TPI Edita (former Goodman Business Press) is not included.

TPI – PÁGINAS AMARILLAS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	95.8	79.1	21.0
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.
Operating expenses	(67.0)	(56.7)	18.0
Other net operating income (expense)	(4.5)	(2.9)	55.6
Gain (loss) on sale of fixed assets	0.0	(0.0)	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	24.3	19.5	24.7
Depreciation and amortization	(5.7)	(5.1)	13.0
Operating income (OI)	18.6	14.5	28.8
Profit from associated companies	(0.1)	(0.1)	(38.2)
Net financial income (expense)	(0.6)	(0.2)	135.5
Income before taxes	18.0	14.1	27.6
Income taxes	(6.1)	(4.8)	26.2
Income from continuing operations	11.9	9.3	28.3
Income (Loss) from discontinued operations	0.0	0.0	n.s.
Minority interest	0.0	0.5	n.s.
Net income	11.9	9.7	22.2

(1) Including work in process.

DIRECTORIES BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	96.2	79.7	20.7
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.
Operating expenses	(67.8)	(57.6)	17.8
Other net operating income (expense)	(4.5)	(3.1)	42.6
Gain (loss) on sale of fixed assets	0.0	(0.0)	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	23.9	19.0	26.0
Depreciation and amortization	(5.8)	(5.2)	12.0
Operating income (OI)	18.1	13.8	31.3
Profit from associated companies	(0.1)	(0.1)	(38.2)
Net financial income (expense)	(1.3)	(0.3)	n.s.
Income before taxes	16.7	13.3	25.6
Income taxes	(6.1)	(4.8)	26.2
Income from continuing operations	10.6	8.5	25.2
Income (Loss) from discontinued operations	0.0	0.0	n.s.
Minority interest	0.0	0.5	(94.6)
Net income	10.7	9.0	18.8

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TERRA NETWORKS GROUP

Terra Networks ended the January–March 2005 period with operating revenues amounting to 113.0 million euros, representing a 7.2% annual growth rate. Excluding changes in foreign exchange rates, revenue growth would have reached 5.9%. It is important to mention that Lycos first quarter 2005 performance has been reclassified into results from discontinued operations, once its sale became effective in October last year. In addition, One travel has also been reclassified under discontinued operations in both 2004 and 2005 first quarters, as its divestiture was completed in April this year.

The Strategic Alliance with the Telefónica Group has contributed to total Terra Networks revenues with 22.2 million euros for the first quarter 2005, a figure that compares with the 27 million euros this same concept added in the January–March 2004 period.

With regard to revenue breakdown by business lines, revenues from Value added & Content services were acting as the major growth lever of the Group’s sales in the first quarter 2005, posting a 43.5% annual growth rate for the period to increase their weight over consolidated revenues by 7 percentage points to just 29%. Access revenues (representing 49% of total revenues), Advertising and Online revenues (representing 10% of total), and Corporate Services and other revenues (representing 12% of total) were declining by 4.0%, 0.7% and 0.7%, respectively, in the last twelve months.

Turning to revenue breakdown by geographies, Spain continues to stand as the biggest contributor to the company’s consolidated revenue profile, accounting for 52% of total revenues, just ahead of Brazil whose weight over total sales reached 35% for the first three months of the year (32% in 1Q04). The contribution to Group ´s sales of Chile (5% of total) and Mexico (4% of total) stand out among the remaining operating units, which combined equaled to 13% of consolidated revenues.

Terra Networks revenues in Spain totaled 59 million euros in the first quarter of 2005 experiencing a year on year growth rate of 5.8%. Higher domestic revenues were driven by the expansion in Value added & Content services, with VAS & Content subscribers up by close to 62% year on year to just exceed 2.38 million Value Added Services subscribers at the end of March. In addition, Terra España ended the first three months of the year with 317,902 paying access subscribers, of which 132,631 were using narrowband connections and 185,271 were connected through ADSL. As part of Terra Networks commitment to enhance its value proposition, the company has launched a new series of services that include antivirus and firewall applications, on top of cutting monthly rental fees. With this renewed commercial actions, the company complements previous initiatives, among which the doubling of speed at no extra cost is to be highlighted.

In Brazil, first quarter 2005 revenues stood at 40 million euros, registering a 19% increase when compared to the same period in 2004 (+15% in local currency). Terra Brazil reached 1.3 million pay access subscribers at the end of March 2005, out of which 786,482 were broadband clients. The 17% growth rate posted this quarter for pay access subscribers contributed to consolidate the company’s leadership in the Internet pay access market, in particular for broadband services where market share stood at 43%. In terms of provisioning of new services, it is worth mentioning the launch of e–mail plus, a pioneering service in the Brazilian market offering 1Gb capacity.

With respect to Operating Income before D&A (OIBDA), first quarter 2005 OIBDA amounted to 14.3 million euros, significantly above the 1.5 million euros posted during January–March 2004. This positive performance was driven by the combination of better revenues across major operations and sustained cost control, particularly in personnel expenses that were cut by 16% year on year. The company ended the first three months of the year with an OIBDA margin of 12.7%.

The Strategic Alliance with Telefónica generated a value of 17.9 million euros in the 1Q05, in line with the minimum commitment expected for the period.

Ending with an overview of the company’s client base, Terra Networks total pay subscribers (access and VAS) reached 6.8 million as of March 31st 2005, growing at a 28% rate in annual terms. Total pay access subscribers achieved the 1.8 million clients mark, 5% above last year comparable figure. It is worth to highlight the positive evolution of broadband clients, basically on ADSL, that grew by 58% on an annual basis to remain just below 1.15 million subscribers at the end of March 2005 (68% in Brazil, 16% in Spain and 12% in Chile).

Finally, total pay customers signing up for VAS & Content products were up by 40% in the last twelve months to end the first quarter 2005 at 4.9 million clients, of which 3.6 million were coming from the Strategic Alliance with Telefónica.

TERRA NETWORKS GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	March

	2005	2004	% Chg

Total Pay Subscribers	6,767.1	5,273.5	28.3
Access	1,836.6	1,745.5	5.2
Narrowband	687.7	1,019.8	(32.6)
Broadband	1,148.9	725.7	58.3
VAS & Content	4,930.5	3,527.9	39.8
Broadband Access Subscribers by Country	1,148.9	725.7	58.3
Spain	185.3	183.8	0.8
Latin America	963.6	542.0	77.8

TERRA NETWORKS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	113.0	105.4	7.2
Internal expenditure capitalized in fixed assets (1)	0.1	0.2	(40.7)
Operating expenses	(102.4)	(103.3)	(0.8)
Other net operating income (expense)	3.5	(1.7)	c.s.
Gain (loss) on sale of fixed assets	0.2	0.9	(75.0)
Impairment of goodwill and other assets	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	14.3	1.5	n.s.
Depreciation and amortization	(19.8)	(24.4)	(19.1)
Operating income (OI)	(5.4)	(22.9)	(76.3)
Profit from associated companies	(2.3)	(4.9)	(53.0)
Net financial income (expense)	2.9	7.1	(58.8)
Income before taxes	(4.8)	(20.7)	(76.8)
Income taxes	3.2	10.5	(69.8)
Income from continuing operations	(1.6)	(10.2)	(84.1)
Income (Loss) from discontinued operations	0.0	(29.8)	c.s.
Minority interest	0.0	2.0	n.s.
Net income	(1.6)	(37.9)	(95.9)

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

ATENTO GROUP

During the first quarter of 2005, revenues for the Atento Group amounted to 178.7 million euros, 32.9% more than in the same period of the previous year, primarily explained by the revenue growth of Atento España (+27.1% year–on–year), Atento Brazil (+31.3% year–on–year) and Atento Mexico (+70.7% year–on–year).

The contribution of clients outside the Telefónica Group increased its weighting, reaching 49% of revenues in March 2005, compared with 44% in December 2004. The clients with greatest contributions, by countries, were as follows:

  In Brazil, operations with VIVO, Redecard, Creditcard and Microsoft.

  In Spain, the agreement with BBVA and services with Gas Natural, Repsol and the new services with some Spanish Government Agencies (Tesorería General de la Seguridad Social and Agencia Tributaria).

  In Mexico, increased activity with BBVA and remaining clients, such as Sony and Infonavit.

  In Puerto Rico, the agreement with AT&T and growth with SunCom, Transcore, Citibank and Grupo Santander.

  In Colombia, increased traffic in the Microsoft campaign.

Regarding to the geographic distribution of revenues, Spain and Brazil both accounts for 71% of the total, 2 percentage points less than twelve months ago, offset by the higher contribution of Atento México (8% vs. 6% one year ago), Chile (6% vs. 5% one year ago) and Argentina (3% vs. 2% one year ago).

Operating expenses grew 35.9% year–on–year to 156.8 million euros in the first quarter of the year, due to increased personnel expenses (+39.3%) as a result of greater activity and supplies (+37.1%).

Operating income before depreciation and amortization (OIBDA) amounted to 22.6 million euros at the end of the first quarter of 2005, 17.8% up on January–March of the previous year. In terms of profitability, the OIBDA margin amounted to 12.6%, 1.6 percentage points lower than twelve months ago.

Operating income (OI) at March 2005 amounted to 15.5 million euros, 57.8% more than that recorded in the same period of 2004, mainly due to the 24.5% decrease in amortization explained by the degree of maturity achieved in operations.

Net income obtained in the first three months of the year amounted to 7.8 million euros compared with 10.6 million euros registered in 2004.

CapEx totaled 4.4 million euros at the end of the first quarter, showing a year–on–year increase of 51.5%. This increase was mainly due to the investments made by Atento Brazil to attend new services and clients in the extension and restructuring of the Contact Center in Sao Bento, the opening of new platforms in Spain to attend to new services and the implementation of the new contact center in Puerto Rico (Trujillo). Hence, operating free cash flow (OIBDA–CapEx) reached 18.1 million euros in March, compared with the 16.2 million euros generated in January–March 2004.

Finally, at operating level, the Atento Group had 31,785 positions in place at March 31st 2005, 4,899 more than one year ago. The average number of occupied positions for the quarter was 27,159, representing a level of occupation of 90% (82% in March 2004).
ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	178.7	134.4	32.9
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.s.
Operating expenses	(156.8)	(115.3)	35.9
Other net operating income (expense)	0.7	0.4	54.8
Gain (loss) on sale of fixed assets	0.0	(0.4)	c.s.
Impairment of goodwill and other assets	0.0	0.0	n.s.
Operating income before D&A (OIBDA)	22.6	19.2	17.8
Depreciation and amortization	(7.0)	(9.3)	(24.5)
Operating income (OI)	15.5	9.8	57.8
Profit from associated companies	0.0	0.0	n.s.
Net financial income (expense)	(3.4)	3.3	c.s.
Income before taxes	12.1	13.2	(8.0)
Income taxes	(3.6)	(2.1)	71.5
Income from continuing operations	8.5	11.1	(23.1)
Income (Loss) from discontinued operations	0.0	(0.1)	n.s.
Minority interest	(0.7)	(0.4)	80.3
Net income	7.8	10.6	(26.0)

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

CONTENT AND MEDIA BUSINESS

The Content and Media Business obtained revenues of 266.5 million euros at the end of the first quarter of 2005, low in 7.3 million euros to the registered one in the same period of 2004, mainly due to the deconsolidation in 2004 of the film content producer Lola Films and also because of the lower activity of Endemol due to temporary programming lags.

The consolidated operating income before depreciation and amortization (OIBDA) amounted to 45.4 million euros in the first quarter of 2005, compared with 43.7 million euros registered in the same period of last year. Here it is important to highlight the capital gains of 7 million euros, the majority of them coming from the completion of the selling process of the radio stations previously owned by ATCO, which was already announced during the last quarter of 2004.

ENDEMOL

The Endemol Group generated revenues of 224.8 million euros, a 3.8% reduction over last year’s published figure. This decrease in revenues has been primarily due to temporary programming lags and less activity in Italy and USA, though the North American subsidiary, which represents 10.5% of the whole business, has one of the highest margins amongst Endemol Group’s subsidiaries, continuing the same trend seen in previous quarters. Due to the above–mentioned programming lags and the typical seasonality inherent to this kind of business, the results of the first quarter cannot be extrapolated to the rest of the fiscal year.

In OIBDA terms, Endemol obtained 41.9 million euros, which compares with the 38.1 million euros registered in the first quarter of 2004.

ATCO

During the first three months of the year, the advertising market in Argentina (mainly in the Capital and Gran Buenos Aires areas) has registered year–on–year growth of approximately 6%, which compares with the one registered in the first quarter of 2004 (61%), reflecting the recovery of the above–mentioned market throughout 2004.

Within this favorable market context, Telefé maintains its leadership, reaching 36.7% share of audience on total population and showing a year–on–year reduction of 3.6 p.p., followed by its main competitor, Canal 13, with an average share of 25.9% in the first quarter of 2005. The cumulative advertising market share as of March 2005 is 42.1%, having been reduced in 3,4 p.p. with respect to the one achieved in March 2004, again followed by Canal 13 (31.2%).

The company obtained revenues of 57.4 million pesos at the end of the first quarter of 2005, showing a decrease of 6.4% over the same period of last year, as a result of the higher competitive pressure in the advertising market already mentioned. OIBDA has been positive in 28.5 million pesos, which compares with the 17.1 million pesos registered in the first quarter of 2004, and primarily due to the capital gains registered after the sale of Radio Continental and Radio Estéreo.
CONTENT AND MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	266.5	273.8	(2.6)
Internal expenditure capitalized in fixed assets (1)	0.0	0.1	n.s.
Operating expenses	(228.9)	(230.4)	(0.7)
Other net operating income (expense)	0.8	(0.1)	c.s.
Gain (loss) on sale of fixed assets	7.0	(0.1)	c.s.
Impairment of goodwill and other assets	(0.0)	0.5	c.s.
Operating income before D&A (OIBDA)	45.4	43.7	3.9
Depreciation and amortization	(7.4)	(6.4)	14.6
Operating income (OI)	38.1	37.3	2.1
Profit from associated companies	(8.7)	(10.7)	(18.5)
Net financial income (expense)	2.9	(3.0)	c.s.
Income before taxes	32.2	23.6	36.8
Income taxes	(13.0)	(29.4)	(55.7)
Income from continuing operations	19.2	(5.9)	c.s.
Income (Loss) from discontinued operations	0.0	0.0	n.s.
Minority interest	(0.3)	0.0	c.s.
Net income	18.9	(5.8)	c.s.

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TELEFÓNICA DEUTSCHLAND GROUP

Telefónica Deutschland obtained revenues of 71.6 million euros in the first three months of 2005, showing a year–on–year reduction of 12.3%, due primarily to the reduction in revenues from narrowband services which has not yet been offset by the increase in broadband business, which nearly accounted for 18 % of the total revenues.

With respect to the broadband business, it is worth to highlight the strong increase in the number of connections resold on a retail basis by the company to its main clients. With it, the total number of equivalent ADSL lines in service in the German market exceeds the figure of 529 thousands at the end of the first quarter of 2005, which compares with the more than 275 thousands achieved in the first quarter of 2004, providing services to four of the five top main ISPs in this market.

As a consequence of the aforementioned narrowband to broadband Internet access migration process, Telefónica Deutschland has registered a negative operating income before depreciation and amortization (OIBDA) of 52 thousand euros at the end of the first quarter, which compares with the positive figure of 4.3 million euros obtained in the same period of the previous year.
TELEFÓNICA DEUTSCHLAND GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January – March

	2005	2004	% Chg

Revenues	71.6	81.7	(12.3)
Operating income before D&A (OIBDA)	(0.1)	4.3	c.s.
OIBDA margin	(0.1%)	5.3%	(5.3 p.p.)

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following:

  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Telefónica de Contenidos Group. The results from the Sogecable stake have been also assigned to Telefónica de Contenidos Group, even though a part of the investment is legally dependent upon Telefónica, S.A.

  Telefónica Holding Argentina, S.A. holds 4.706% of Atlántida de Comunicaciones, S.A. (ATCO) and 26.82% of AC Inversora, S.A. which, for those purposes, are considered to be part of Telefónica de Contenidos Group, consolidating 100% share capital of both companies.

  Compañía de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, sold Telefónica Móviles Chile to Telefónica Móviles Group in the third quarter of fiscal year 2004, although the results of this company have been assigned to the cellular business from the beginning of the year 2004.

  The participation of Telefónica Group in IPSE 2000 SpA is assigned to the cellular business, also including the investment legally dependent upon Telefónica DataCorp, S.A.

  In the case of Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica Group, Telinver has been assigned to the directories business, in line with our vision for the total Telefónica´s directories business.

  Telefónica Data Group (denominated "Telefónica Empresas"), legally dependent upon Telefónica S.A., has been segregated and subsequentally integrated into the fixed line activities both in Spain and Latin America for presentation purposes, and according to geographic criteria. The stakes not included in neither of the previous geographic areas will be consolidated directly by Telefónica S.A. In this sense, the stakes in Telefónica Data España, S.A.U. and Soluciones Group have been sold to Telefónica de España S.A.U. in the third quarter of 2004, although the results of both companies had been assigned to the fixed line business in Spain from the beginning of the year 2004.

  Telefónica International Wholesale Services América, S.A. (Uruguay), directly participated by Telefónica S.A., has been consolidated within the Telefónica Latinoamérica Group.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines
TELEFÓNICA GROUP
% Part

Telefónica de España	100.00%
Telefónica Móviles (1)	92.46%
Telefónica Latinoamérica	100.00%
Grupo TPI (2)	59.90%
Grupo Terra Networks (3)	75.87%
Telefónica de Contenidos	100.00%
Grupo Atento	91.35%

(1) Effective participation: 92.91%. Includes Telefónica Móviles S.A.' Stock Options Program ("Programa MOS").
(2) Effective participation: 61.10%. Includes TPI's shares in treasury stock.
(3) Effective participation: 77.71%. Includes Terra's shares in treasury stock and Terra's Stock Options Program.

TELEFÓNICA DE ESPAÑA GROUP
% Part

Telyco	100.00%
Telefónica Telecomunic. Públicas	100.00%
Telefónica Soluciones Sectoriales	100.00%
Telefónica Empresas España	100.00%
T. Soluciones de Informatica y	100.00%
Comunicaciones de España

TELEFÓNICA LATINOAMÉRICA GROUP
% Part

Telesp	87.49%
Telefónica del Perú	98.19%
Telefónica de Argentina	98.03%
TLD Puerto Rico	98.00%
CTC Chile	44.89%
Telefónica Data Colombia	65.00%
Telefónica Empresas Brasil	93.98%
Telefónica Empresas Perú	97.07%
Telefónica Data Argentina	97.92%
Telefónica Data USA	100.00%
T. Internacional Wholesale Serv. (TIWS)	100.00%

TELEFÓNICA MÓVILES GROUP
% Part

Telefónica Móviles España	100.00%
Brasilcel (1)	50.00%
TCP Argentina	97.93%
TEM Perú	97.97%
T. Móviles México	92.00%
TEM El Salvador	91.75%
TEM Guatemala	100.00%
Telefónica Móvil Chile	100.00%
Telcel (Venezuela)	100.00%
TEM Colombia	100.00%
Comunicaciones Móviles del Perú	99.85%
TEM Guatemala y Cía	100.00%
Otecel (Ecuador)	100.00%
TEM Panamá	99.57%
Abiatar (Uruguay)	100.00%
Telefonía Celular Nicaragua	100.00%
Radiocomunicac. Móviles SA (Arg)	100.00%
Bell South Chile	100.00%
Group 3G (Germany)	57.20%
IPSE 2000 (Italy) (2)	45.59%
3G Mobile AG (Switzerland)	100.00%
Medi Telecom	32.18%
Telefónica Móviles Interacciona	100.00%
Mobipay España	13.36%
Mobipay Internacional	50.00%
T. Móviles Soluciones y Aplicac. (Chile)	100.00%

(1) Joint Venture which fully consolidates TeleSudeste Celular Participações, Celular CRT Participações, TeleLeste Celular Participações and Telesp Celular Participações. Telesp Celular Participações fully consolidates Global Telecom Participações and, from May 2003, TeleCentro Oeste Participações.

The participation that consolidate of Brasilcel in their subsidiaries in March 2005 are the following: TeleSudeste Celular Participações 90.9%; Telesp Celular Participações 65.7%; Global Telecom Participações 65.7%; Celular CRT Participações 65.9%; TeleLeste Celular Participações 50.6% and TeleCentro Oeste Participações 33.3%.

(2) Aditionally, Telefónica Group has a 4.08% of IPSE 2000 through Telefónica DataCorp.

TPI – PÁGINAS AMARILLAS GROUP
% Part

TPI Edita	100.00%
Publiguias (Chile)	100.00%
TPI Brasil	100.00%
TPI Perú	100.00%
11888 Servicios de Consulta Telefónica	100.00%

TERRA NETWORKS GROUP
% Part

Lycos Europe	32.10%
Terra Networks Perú	99.99%
Terra Networks México	99.99%
Terra Networks USA	100.00%
Terra Networks Guatemala	100.00%
Terra Networks Venezuela	100.00%
Terra Networks Brasil	100.00%
Terra Networks Argentina	99.99%
Terra Networks España	100.00%
Terra Networks Chile	100.00%
Terra Networks Colombia	99.99%
EducaTerra	100.00%
Azeler Automoción	100.00%
R.U.M.B.O.	50.00%
Uno–E Bank	33.00%

ATENTO GROUP
% Part

Atento Teleservicios España, S.A.	100.00%
Atento Brasil, S.A.	100.00%
Atento Argentina, S.A.	100.00%
Atento de Guatemala, S.A.	100.00%
Atento Mexicana, S.A. de C.V.	100.00%
Atento Perú, S.A.C.	99.46%
Atento Chile, S.A.	77.60%
Atento Maroc, S.A.	100.00%
Atento El Salvador, S.A. de C.V.	100.00%

TELEFÓNICA DE CONTENIDOS GROUP
% Part

Telefé	100.00%
Endemol	99.70%
Telefónica Servicios de Música	100.00%
Telefónica Servicios Audiovisuales	100.00%
Hispasat	13.23%

OTHER PARTICIPATIONS
% Part

Sogecable (1)	23.83%
Portugal Telecom (2)	9.56%
BBVA	1.07%
Amper	6.10%
Telepizza	4.89%

(1) Telefónica de Contenidos, S.A. holds 22.23% and Telefónica, S.A. holds 1.60%.
(2) Telefónica Group's effective participation. Telefónica Group participation would be 9.68% if we exclude the minority interests.

ADDENDA

Significant Events

  On May 13, 2005, Telefónica paid an interim dividend from 2004 net income of a fix gross amount of 0.23 euros for each Company share issued, in circulation and carrying entitlement to this dividend.

  The Telefónica Móviles General Shareholders’ Meeting held on May 6th, approved all the Agreements Proposals, including the payment of a gross dividend of 0.193 euros per share. The dividend will be paid on 15 June.

  On April 26, 2005, Telefónica communicated its decision to execute a renewed and extended 6 billion euros share buyback program until 2007. This 6 billion euros includes the pending execution of the 2003–2006 Program.

The execution schedule of these share buy–backs will be conditioned to both the pace of cash–flow generation and to the share price level, all subject to any applicable limitations established by law, regulation and by the Company’s Bylaws.

  According to the information published by Telefónica on April 25th 2004, the proposed merger between Telefónica, S.A. and Terra Networks, S.A. will be subject to approval by the Company’s General Meeting of Shareholders called firstly for May 30th and secondly for May 31st 2005. This proposed merger will also be subjected to the approval of the Terra Networks, S.A. General Meeting of Shareholders convoked for June 2nd 2005.

  On April 20, 2005, Telefónica Móviles, via its wholly–owned subsidiary, TEM Puerto Rico Inc., carried out the conversion of the promissory notes representing 49.9% of the shareholder equity of the Puerto Rican operator, Newcomm Wireless Services Inc., once it had obtained the appropriate regulatory approvals.

  On April 12, 2005, Telefónica signed the acquisition of a 51.1% stake in Cesky Telecom, six days after the Czech Government unanimously approved the sale of Cesky Telecom to Telefónica, following the recommendation of the Czech Privatisation Committee.

The acquisition of the 51.1% of Cesky Telecom amounted to 2,746 million euros (exchange rate of CZK 30.09 per euro). The price per share (CZK 502) was 20.8% higher than the company’s trading price at closing on the day preceding the submission of bids and only 4.3% higher than the second highest bid.

After closing the acquisition of the 51.1% stake, and in compliance with the Czech Republic legislation, Telefónica will launch a tender offer on the remaining Cesky Telecom shares. The tender offer process is expected to be finalized in the last quarter of 2005.

The price of the tender offer, to be decided in due course, will be set as the highest of the following: 85% of the price paid for the 51.1% stake; the average price of Cesky Telecom shares during the six months prior to closing; or a valuation prepared by an independent expert.

  In April, a tender offer was launched for the outstanding minority shareholdings in the Peruvian operator Comunicaciones Móviles del Perú, S.A. acquired from Bellsouth, where Telefónica Móviles, S.A holds a 99.85% stake.

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January–March of 2005, the main changes have occurred in the consolidation perimeter were the following:

TELEFÓNICA GROUP

  The Spanish company Telefónica Procesos y Tecnología de la Información, S.A. was taken over by Telefónica Gestión de Servicios Compartidos, S.A. in February this year. The company, which was consolidated within Telefónica Group’s financial statements by full integration method, has been removed from the consolidation perimeter.

TELEFÓNICA DE ESPAÑA GROUP

  The Spanish company Soluciones Tecnológicas para la alimentación, S.L., in which Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. had a 45% stake, was sold in February and has been removed from the Telefónica Group consolidation perimeter where it was consolidated by equity method.

  In March, Telefónica de España S.A.U.’s sold its stake of 0.73% in INTELSAT for 17.77 million euros, obtaining a capital gain of 17.58 million euros. The company was recorded within the "Other investments" item of the Telefónica Group’s consolidated balance sheet.

TELEFÓNICA LATINOAMÉRICA GROUP

  In March, the Dutch company Telefónica International Holding, B.V., wholly owned by Telefónica Internacional, S.A., sold its 14.41% stake in the US company Infonet Services Corporation, Inc.

TELEFÓNICA MÓVILES Group

  On January 7th and January 11th 2005, respectively, 100% of the shares in the BellSouth Chile and Argentina operators were purchased, thus concluding the acquisition of BellSouth operators in Latin America.

The total acquisition price for Telefónica Móviles, adjusted by the net debt of these companies, totaled 510.86 million euros for BellSouth Argentina and 307.43 million euros for BellSouth Chile.

  On October 8th 2004, Telesp Celular Participações, S.A. approved a capital increase of approximately 2,054 million reaies. This increase was completed on January 4th 2005 and was completely subscribed. Following this increase, Brasilcel, N.V.’s 65.12% stake rose to 65.70%.

TPI GROUP

  The Spanish company 11888 Servicio Consulta Telefónica, S.A., wholly owned by Telefónica Publicidad e Información, S.A. (TPI), constituted, subscribed and fully paid all of the share capital of the French company Services de Renseignements Telephoniques, S.A.S. by the 0.04 million euros. The company is now incorporated in the consolidated accounts of the Telefónica Group by full integration method.

  11888 Servicio Consulta Telefónica, S.A. also constituted the Italian company Servizio Di Consultaziones Telefónica, S.R.L., subscribing and paying up 0.01 million euros for all of the shares forming its share capital.The company has been included in the consolidated financial statements of the Telefónica Group by full integration method.

TERRA NETWORKS GROUP

  In March, the Terra Group purchased 50% of the shares held by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in the Spanish company Azeler Automoción, S.A. Following the sale, the Terra Group now controls the entire Azeler stake. The company, which was consolidated within Telefónica Group’s financial statements by equity method, has now been incorporated by full integration method.

At the same time as the previous operation, the Terra Group sold the 50% it held in the Spanish company Iniciativas Residenciales en Internet, S.A. (ATREA) to BBVA. Following this sale ATREA, which was consolidated within Telefónica Group’s financial statements by equity method, has been removed from the consolidation perimeter.

This combined operation involved a total payment of 1.84 million euros and generated goodwill amounting to 1.54 million euros.

TELEFÓNICA CONTENIDOS GROUP

  During the first quarter, the Telefónica de Contenidos Group sold all of the shares it held in LS4 Radio Continental, S.A. and Radio Estéreo, S.A., obtaining capital gains of 6.82 and 0.19 million euros, respectively. The companies, which were included in the financial statements of the Telefónica Group by full integration method, have been removed from the consolidation perimeter.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward–looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward–looking nature of discussions of strategy, plans or intentions.

Such forward–looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

This document contains financial information/data reported under IFRS. These data are preliminary, as only full compliance with International Financial Reporting Standards issued at 31/12/2005 is required, unaudited, and thus, being subject to potential future modifications. This financial information has been prepared based on the principles and regulations known to date, and on the assumption that IFRS principles presently in force will be the same as those that will be adopted to prepare the 2005 full year consolidated financial statements and, consequently, does not represent a complete and final information under these regulations. In addition, the IFRS financial information contained herein may not be comparable to financial information published by Telefónica that was prepared under Spanish GAAP.

For additional information, please contact.

Investor Relations

Gran Vía, 28 – 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email:

Ezequiel Nieto – ezequiel.nieto@telefonica.es

Diego Maus – dmaus@telefonica.es

Dolores García – dgarcia@telefonica.es

ir@telefonica.es

www.telefonica.es/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 16th, 2005	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors